UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2005

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 30, 2005	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

IMPORTANT INFORMATION FOR SHAREHOLDERS
Notice of the Annual General Meeting of Shareholders
and
Information Circular
March 4, 2005

Methanex Corporation	1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia Canada V6C 3M1	Telephone: (604) 661-2600 Facsimile: (604) 661-2676
March 4, 2005
Invitation to Shareholders
On behalf of the entire Board of Directors of Methanex Corporation, we would like to invite you to join us at our Annual General Meeting of shareholders. The meeting will be held at the Vancouver Convention & Exhibition Centre in Vancouver, British Columbia on Thursday, May 5, 2005 at 10:30 a.m.
At the meeting, we will be voting on a number of important matters. We hope you will take the time to consider the information dealing with these matters as set out in the accompanying Information Circular. We encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy. Use of the proxy form is explained in the accompanying Information Circular. If you are a “non-registered” shareholder, you should follow the instructions that you should receive as part of the accompanying materials to ensure that your shares get voted at the meeting in accordance with your wishes.
The meeting will provide you with a forum to learn more about our 2004 performance and hear first-hand our strategy for the future. It will also provide you with an excellent opportunity to meet the Company’s Directors and Senior Management and ask them your questions.
We hope that you will attend the Annual General Meeting and we look forward to seeing you there. If you are unable to attend, the meeting will also be webcast live through our website: www.methanex.com.
Sincerely,
Bruce Aitken
President and Chief Executive Officer

i

METHANEX CORPORATION
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
       The Annual General Meeting (“Meeting”) of shareholders of Methanex Corporation (the “Company”) will be held at the following time and place:

DATE:	Thursday, May 5, 2005

TIME:	10:30 a.m. (Vancouver time)

PLACE:	Meeting Rooms 1, 2 & 3 Vancouver Convention & Exhibition Centre 999 Canada Place Vancouver, British Columbia
      The Meeting is being held for the following purposes:

1.	To receive the Consolidated Financial Statements for the financial year ended December 31, 2004 and the Auditors’ Report on such statements;

2.	To elect directors;

3.	To re-appoint auditors;

4.	To authorize the Board of Directors to fix the remuneration of the auditors; and

5.	To transact such other business as may properly come before the Meeting.
      If you are a holder of Common Shares of the Company and do not expect to attend the Meeting in person, please complete the enclosed proxy form and either fax it to (416) 368-2502 or forward it to CIBC Mellon Trust Company using the envelope provided with these materials. Proxies must be received no later than 24 hours (excluding Saturdays, Sundays and holidays) before the time fixed for commencement of the Meeting or any adjournment thereof.
      DATED at the City of Vancouver, in the Province of British Columbia, this 4th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) RANDY MILNER
Senior Vice President, General Counsel and
Corporate Secretary

ii

METHANEX CORPORATION
INFORMATION CIRCULAR
Information contained in this Information Circular is given as at March 4, 2005 unless otherwise stated.
PART I VOTING
Solicitation of Proxies
      This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management and Board of Directors (the “Board”) of Methanex Corporation (the “Company”) for use at the annual general meeting (the “Meeting”) of shareholders of the Company to be held at the time and place (including any adjournment thereof) and for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders.
      It is anticipated that this Information Circular and the accompanying Proxy form will be mailed on or about March 29, 2005 to holders of common shares of the Company (“Common Shares”).
What will be voted on at the Meeting?
      Shareholders will be voting on those matters which are described in the accompanying Notice of Annual General Meeting of Shareholders. The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters, other than the election of directors and the appointment of auditors.
Who is entitled to vote?
      Only registered holders of Common Shares (“Registered Shareholders”) on March 14, 2005 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on March 14, 2005. As of March 4, 2005, there were 119,924,392 Common Shares outstanding. As of that date, to the knowledge of the directors and senior officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights of the Company.
Can I vote Common Shares which I acquired after March 14, 2005?
      Unfortunately not. The Canada Business Corporations Act (“CBCA”) states that only a shareholder whose name is on the list of shareholders as at the Record Date is entitled to vote at the Meeting.
How to vote
      If you are a Registered Shareholder, there are two ways in which you can vote your shares. You can either vote in person at the Meeting or you can vote by proxy.
          Voting by Proxy
      If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend at the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder how you want your shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your shares in person (see “Revoking a Proxy” on page 3).
          Voting in Person
      Registered Shareholders who will attend the Meeting and wish to vote their shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, upon your arrival at the Meeting.
What if I am not a Registered Shareholder?
      Many shareholders are in fact “non-registered shareholders.” Non-registered shareholders are those whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, or custodian).

Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received from the Company a request for voting instruction form or from your intermediary either a request for voting instructions or a proxy form. In either case you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the shares directly at the Meeting.
      The documents that you receive and who you receive them from will vary depending upon whether you are a “non-objecting beneficial owner”, or “NOBO”, which means you have provided instructions to your intermediary that you do not object to the intermediary disclosing beneficial ownership information about you to the Company for certain purposes, or an “objecting beneficial owner”, or “OBO”, which means that you have provided instructions to your intermediary that you object to the intermediary disclosing such beneficial ownership information.
      If you are a NOBO, included with these materials is a request for voting instructions from the Company or its agent.
      These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Company has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
      If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the voting instruction form provided to you and we will deposit it with our transfer agent, or, if you request on the voting instruction form, we will send you a form of legal proxy which will grant you or your appointee the right to attend the Meeting and vote in person. If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your shares to be voted, please complete and return the information requested in the voting instructions form to provide your specific voting instructions. Otherwise your shares will not be voted.
      If you are an OBO, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary and insert your name in the space provided on the request for voting instructions or proxy form or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.
      Whether you are a NOBO or an OBO, if you wish to attend the Meeting and vote in person, do not otherwise complete any voting form you may receive. Please register with the transfer agent, CIBC Mellon Trust Company, upon your arrival at the Meeting.
What is a Proxy?
      A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a Registered Shareholder. Registered Shareholders are being sent a form of proxy for the Meeting permitting them to appoint a person to attend and act as proxyholder at the Meeting. Use it or any other valid proxy form to appoint a proxyholder. The enclosed form of proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting including any continuation after adjournment of the Meeting.
      If you complete the enclosed form of proxy by marking the appropriate boxes on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares in their discretion.
      A proxy in the form being sent to Registered Shareholders must be distinguished from a “legal proxy”, which is a voting power of attorney granted to a non-registered shareholder or to a person designated by the non-registered shareholder under a written request of the non-registered shareholder. If you are a NOBO that has been sent these materials, if you so request in your voting instruction form, the Company will arrange at no cost to you, to deposit with our transfer agent, or deliver to you, a legal proxy to the extent that the Company’s management holds a proxy given directly by the Registered Shareholder or indirectly given by the Registered Shareholder through one or more other proxyholders in respect of the shares beneficially owned by you.

Appointing a Proxyholder
      Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. It does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other legal proxy form and deliver it to CIBC Mellon Trust Company within the time hereinafter specified for receipt of proxies.
      If you leave the space on the proxy form blank, either Pierre Choquette or Bruce Aitken, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Choquette is the Chairman of the Board and Mr. Aitken is President and Chief Executive Officer of the Company.
      For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares or the holder’s attorney authorized in writing and then delivered to the Company’s transfer agent, CIBC Mellon Trust Company, in the envelope provided or by fax to (416) 368-2502 and received no later than 24 hours prior to the Meeting or any adjournment thereof.
How will my shares be voted if I give my Proxy?
      If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your shares accordingly.
      If you have not specified how to vote on a particular issue, then your proxyholder can vote your shares as they see fit. However, if you have not specified how to vote on a particular issue and Mr. Choquette or Mr. Aitken have been appointed as proxyholder, your shares will be voted in favour of the particular issue. For more information on these issues, see Part II “BUSINESS OF THE MEETING”. The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual General Meeting of Shareholders and other matters which may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your shares as they consider best.
Revoking a Proxy
      If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy by (i) clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Proxy Department, CIBC Mellon Trust Company, #6 – 200 Queen’s Quay East, Toronto, ON, Canada, M5A 4K9 or by fax to (416) 368-2502, or to the registered office of the Company, Suite 1800, 200 Burrard Street, Vancouver, BC V6C 3M1, Attention: Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or (ii) in any other manner permitted by law. Revocations may also be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner provided in “Appointing a Proxyholder” above, you will be able to vote your shares in person at the Meeting.
      Only registered shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Company (where the non-registered holder is a NOBO) or their intermediaries (where the non-registered shareholder is an OBO) to change their vote and if necessary revoke their proxy.
Costs of this Solicitation of Proxies
      The cost of this solicitation of proxies is borne by the Company. It is expected that the solicitation will be primarily by mail, but proxies or votes or voting instructions may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Company without special compensation. In addition, the Company may retain the services of agents to solicit proxies or votes or voting instructions on behalf of management of the Company. In that event, the Company will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities which may be incurred by them in performing their services. The Company may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies or votes or voting instructions.
Who counts the votes?
      The Company’s transfer agent, CIBC Mellon Trust Company, counts and tabulates the proxies. This is done independently of the Company to preserve confidentiality in the voting process. Proxies are referred to the Company only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.
How do I contact the transfer agent?
      If you have any inquiries, the transfer agent, CIBC Mellon Trust Company, can be contacted as follows:

Toll-free:	1-800-387-0825

Mail:	CIBC Mellon Trust Company Suite 1600, 1066 West Hastings Street Vancouver, British Columbia V6E 3X1

Telephone:	(604) 891-3008

Fax:	(604) 688-4301

PART II BUSINESS OF THE MEETING
RECEIVE THE FINANCIAL STATEMENTS
      The consolidated financial statements for the year ended December 31, 2004 are included in the Annual Report, which has been mailed to shareholders with the Notice of the Annual General Meeting of Shareholders and this Information Circular.
ELECTION OF DIRECTORS
      The directors of the Company are elected each year at the annual general meeting of the Company and hold office until the close of the next annual general meeting or until their successors are elected or appointed. The articles of the Company provide that the Company have a minimum of 3 and a maximum of 15 directors. The by-laws of the Company provide that when the articles of the Company provide for a minimum and maximum number of directors, the number of directors within the range may be determined from time to time by resolution of the Board of Directors. The directors have determined that there should be 10 directors.
      The Corporate Governance Committee recommends to the Board nominees for election of directors. The persons listed below are being proposed for nomination for election at the Meeting. The persons named in the accompanying proxy, if not expressly directed otherwise in such proxy, will vote the Common Shares in respect of which they have been appointed proxyholder in favour of the election of those persons listed below as nominees as directors.
      The following table sets out the names, ages and places of residence of all the persons to be nominated for election as directors, all other positions and offices with the Company now held by them, their present principal occupation or employment, their business experience over the last five years, the period during which they have served as directors of the Company, and the number of Common Shares(1), Deferred Share Units(2), Restricted Share Units(3) and Stock Options(4) held by each of them as at the date of this Information Circular.

BRUCE AITKEN
Director since July 2004
Number of Common Shares held —  48,876
Number of Deferred Share Units held — 228,512
Number of Restricted Share Units held —  27,091
Number of Stock Options held — 168,250

Mr. Bruce Aitken, 50, of Vancouver, British Columbia, Canada is currently President and Chief Executive Officer of the Company. Prior to his appointment in May 2004, Mr. Aitken was President and Chief Operating Officer of the Company since September 2003 and prior to that he was Senior Vice President, Asia Pacific (based in New Zealand) from September 1999. He has also held the position of Vice President, Corporate Development (located in Vancouver).

Prior to joining the Company, Mr. Aitken was Executive Director of Cape Horn Methanol (now Methanex Chile) in Santiago. He also held a number of managerial positions with Fletcher Challenge Limited in New Zealand.

Mr. Aitken has a Bachelor of Commerce degree from Auckland University and is a member of the New Zealand Institute of Chartered Accountants, ACA (Associate Chartered Accountant).

As a non-independent(5) director, Mr. Aitken is not a member of any Committee.

HOWARD BALLOCH
Director since December 2004
Number of Common Shares held —     0
Number of Deferred Share Units held —     0
Number of Restricted Share Units held — 4,000
Number of Stock Options held —     0

Mr. Howard Balloch, 53, of Beijing, China is currently President of The Balloch Group. Based in Beijing, The Balloch Group is a private consultancy firm specializing in China and other Asian markets. Prior to this, from 1996 to 2001, Mr. Balloch was the Canadian Ambassador to the People’s Republic of China.

Mr. Balloch currently serves on the boards of Zi Corporation, where he is also a member of their Corporate Governance Committee, and Ivanhoe Energy Inc., where he sits on their Audit Committee, Corporate Governance Committee and Compensation Committee. He is also President of the Canada China Business Council.

Mr. Balloch holds a Bachelor of Arts (Honours) in Political Science and Economics and a Masters in International Relations, both from McGill University.

Mr. Balloch is a member of the Company’s Corporate Governance Committee and the Public Policy Committee.

PIERRE CHOQUETTE
Director since October 1994
Number of Common Shares held —        0
Number of Deferred Share Units held —   5,000
Number of Restricted Share Units held — 380,223
Number of Stock Options held —        0

Mr. Pierre Choquette, 62, of Vancouver, British Columbia, Canada is a corporate director and is currently Chairman of the Board of the Company. Mr. Choquette was Chairman of the Board and Chief Executive Officer of the Company from September 2003 to May 2004 and President and Chief Executive Officer of the Company from October 1994 to September 2003.

Mr. Choquette also serves on the board of Terasen Inc. and is a member of their Audit Committee and Environment, Health and Safety Committee.

Mr. Choquette holds a Bachelor of Arts, Bachelor of Science and a Masters in Science in Chemical Engineering from Laval University. He is also a graduate of the Graduate Advanced Management Program at Harvard Graduate School of Business Administration.

As a non-independent(5) director, Mr. Choquette is not a member of any Committee.

ROBERT FINDLAY
Director since July 1994
Number of Common Shares held — 54,611
Number of Deferred Share Units held — 68,015
Number of Restricted Share Units held —  6,251
Number of Stock Options held —  3,750

Mr. Robert Findlay, 71, of West Vancouver, British Columbia, Canada is a corporate director and also serves on the board of Option NFA Inc. In October 1997 Mr. Findlay retired as President and Chief Executive Officer of MacMillen Bloedel Limited. He held this position for seven years.

Mr. Findlay holds a Bachelor of Engineering (Mechanical Engineering) from McGill University and is also a graduate of the Graduate Advanced Management Program at Harvard Graduate School of Business Administration.

Mr. Findlay is Chair of the Company’s Human Resources Committee and is a member of the Corporate Governance Committee and the Responsible Care Committee.

BRIAN GREGSON
Director since July 1994
Number of Common Shares held — 43,500
Number of Deferred Share Units held — 46,142
Number of Restricted Share Units held — 12,372
Number of Stock Options held —  7,500

Mr. Brian Gregson, 73, of Vancouver, British Columbia, Canada is a corporate director. After retiring from the Royal Bank of Canada in 1991, Mr. Gregson served as Chairman of Barbican Properties Inc., a real estate company. At the Royal Bank he held the position of Senior Executive Vice President and other senior executive positions.

Mr. Gregson has studied at the Banff School of Advanced Management, the Tuck Business School at Dartmouth University and has attended various American Management Association courses.

Mr. Gregson is Chair of the Company’s Audit, Finance and Risk Committee and is a member of the Responsible Care Committee.

A. TERENCE (TERRY) POOLE
Director since February 1994*
Number of Common Shares held — 30,000
Number of Deferred Share Units held — 10,119
Number of Restricted Share Units held —       0
Number of Stock Options held —       0

Mr. Terry Poole, 62, of Calgary, Alberta, Canada has held the position of Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation (“NOVA”), a commodity chemical company, since May 2000. Prior to his current position Mr. Poole held the position of Executive Vice President, Finance and Strategy of NOVA from 1998 to 2000. Mr. Poole held the position of Senior Vice President and Chief Financial Officer of NOVA Corporation from 1994 to 1998 and other senior positions within NOVA Corporation from 1988.

Mr. Poole is a Chartered Accountant and holds a Bachelor of Commerce from Dalhousie University. He is a Member of the Canadian, Quebec and Ontario Institutes of Chartered Accountants and is also a Member of the Financial Executives Institute.

Mr. Poole is a member of the Company’s Audit, Finance and Risk Committee and the Public Policy Committee. Mr. Poole has been designated as the “audit committee financial expert”.

*Mr. Poole resigned as a director of the Company in June 2003 and was re-appointed in September 2003.

JOHN REID
Director since September 2003
Number of Common Shares held —  8,000
Number of Deferred Share Units held — 10,668
Number of Restricted Share Units held —  4,000
Number of Stock Options held —       0

Mr. John Reid, 57, of Vancouver, British Columbia, Canada has held the position of President and Chief Executive Officer of Terasen Inc., an energy distribution and transportation company, since November 1997. Prior to his current position, Mr. Reid was Executive Vice President and Chief Financial Officer of Terasen Inc. for two years.

Mr. Reid also serves on the board of Terasen Inc., the Conference Board of Canada and the Board of Governors of the University of British Columbia. He is also a member of the Canadian Council of Chief Executives and the Business Council of British Columbia.

Mr. Reid has an Economics Degree from the University of Newcastle upon Tyne in the United Kingdom and is a Fellow of the British Columbia, England and Wales Institutes of Chartered Accountants.

Mr. Reid is a member of the Company’s Audit, Finance and Risk Committee and the Corporate Governance Committee.

MONICA SLOAN
Director since September 2003
Number of Common Shares held — 1,000
Number of Deferred Share Units held — 6,038
Number of Restricted Share Units held — 6,121
Number of Stock Options held —     0

Ms. Monica Sloan, 50, of Calgary, Alberta, Canada has been Managing Director and Chief Executive Officer of Intervera Ltd. since January 2004. Intervera Ltd. provides data quality products and services to the energy industry. Prior to this position Ms. Sloan was an Independent Consultant for ME Sloan Associates from October 1999.

Ms. Sloan also serves on the board of Industrial Alliance Pacific Financial Services and is Past Chair of the Calgary Opera Association.

Ms. Sloan holds a Masters of Engineering from Stanford University and a Masters in Business Administration from Harvard Graduate School of Business Administration.

Ms. Sloan is a member of the Company’s Human Resources Committee and the Responsible Care Committee.

GRAHAM SWEENEY
Director since July 1994
Number of Common Shares held —  2,000
Number of Deferred Share Units held — 46,377
Number of Restricted Share Units held —  6,251
Number of Stock Options held —  7,500

Mr. Graham Sweeney, 69, of Sarnia, Ontario, Canada is a corporate director. Mr. Sweeney was President and Chief Executive Officer of Dow Chemical Canada Inc. from 1993 to 1995. Prior to this Mr. Sweeney held Vice President and senior executive positions with The Dow Chemical Company in Asia and the USA from 1981.

Mr. Sweeney holds a Bachelor of Science (Chemical Engineering) from the University of Natal, South Africa.

Mr. Sweeney is Chair of the Company’s Responsible Care Committee and is a member of the Audit, Finance and Risk Committee and the Public Policy Committee.

ANNE WEXLER
Director since January 2001
Number of Common Shares held —  1,000
Number of Deferred Share Units held — 16,114
Number of Restricted Share Units held — 10,251
Number of Stock Options held — 15,000

Ms. Wexler, 74, of Washington, DC, USA has been Chairman of the Executive Committee of Wexler & Walker Public Policy Associates (formerly The Wexler Group), a government consultancy firm, since January 2000. Prior to this position Ms. Wexler was the Chairman and Chief Executive Officer of The Wexler Group since 1981. Prior to starting her own consultancy firm, Ms. Wexler was the Assistant to US President Jimmy Carter for Public Liaison.

Ms. Wexler serves on the boards of Dreyfus Mutual Funds and Wilshire Mutual Funds. She also serves on the boards of the following non profit organizations: WETA (Washington DC’s public radio and television station), The Survivor’s Fund (for victims of the Pentagon after 9/11), The Economic Club of Washington, the Community Foundation of the Greater Metropolitan Area and the Council of Foreign Relations.

Ms. Wexler holds a Bachelor of Arts degree in History and an Honorary Doctor of Laws both from Skidmore College, New York and an Honorary Doctor of Science in Business Administration from Bryant College, Rhode Island.

Ms. Wexler is Chair of the Company’s Public Policy Committee and is a member of the Corporate Governance Committee and the Human Resources Committee.

(1)	The number of Common Shares held includes Common Shares directly or indirectly beneficially owned or under the control or direction of such nominee.

(2)	For more information on Deferred Share Units, see “Directors’ Compensation” on page 17 and “Deferred Share Unit Plan” on page 25.

(3)	For more information on Restricted Share Units, see “Directors’ Compensation” on page 17 and “Restricted Share Unit Plan” on page 24.

(4)	Non-management directors ceased being granted stock options in 2003.

(5)	See Page 11 for more information on how director independence is determined.
Summary of Board and Committee Meetings held
For the 12-month period ended December 31, 2004

Board of Directors	5
Audit, Finance and Risk Committee	7
Corporate Governance Committee	3
Human Resources Committee	2
Public Policy Committee	2
Responsible Care Committee	3

Summary of Attendance of Directors
For the 12-month period ended December 31, 2004

	Board meetings	%	Committee	%
Director	attended	attended	meetings attended	attended

Bruce Aitken(1)	3 of 3	100	—	—
Howard Balloch(2)	—	—	—	—
Pierre Choquette(3)	5 of 5	100	—	—
Robert Findlay	5 of 5	100	8 of 8	100
Brian Gregson	5 of 5	100	10 of 10	100
A. Terence Poole	5 of 5	100	8 of 9	89
John Reid	4 of 5	80	10 of 10	100
Monica Sloan	5 of 5	100	5 of 5	100
Graham Sweeney	5 of 5	100	11 of 12	92
Anne Wexler	5 of 5	100	7 of 7	100

(1)	Prior to his appointment as a director in July 2004, Mr. Aitken attended all Board and Committee meetings during 2004 in his capacity as President of the Company. Following his appointment as director in July 2004, he attended all Committee meetings in his capacity as President and Chief Executive Officer of the Company.

(2)	Mr. Balloch was appointed a director in December 2004 and there were no Board or Committee meetings held in December.

(3)	Prior to May 2004, Mr. Choquette attended Committee meetings in his capacity as Chief Executive Officer of the Company. From May 2004 he attended them on an ex-officio basis in his capacity as Chairman of the Board.
Director Independence
      Eight of the ten directors who are standing for election to the Company’s Board have been determined by the Board to be independent in accordance with Nasdaq rules and the Canadian Securities Administrators’ Multilateral Instrument 52-110. Mr. Aitken is the President and Chief Executive Officer of the Company and is therefore not independent. Mr. Choquette held the position of Chief Executive Officer from October 1994 to May 2004 and is therefore not independent.
      Of the remaining eight directors who are standing for election, the Board has determined that the following seven directors have no relationship (material or otherwise) with the Company other than as directors and shareholders and are therefore independent: Mr. Balloch, Mr. Findlay, Mr. Gregson, Mr. Poole, Ms. Sloan, Mr. Sweeney and Ms. Wexler.
      Mr. Reid is President and Chief Executive Officer of Terasen Inc. A subsidiary of Terasen Inc. is Terasen Gas Inc. (“TGI”). The Company and TGI have entered into an arm’s length agreement under which TGI provides natural gas purchasing and risk management services to the Company. The other independent directors have reviewed the relationship between the Company and TGI and have determined that such relationship is not material and that Mr. Reid, based on the definition of “independence” established by Canadian securities regulators which is contained in Multilateral Instrument 52-110, is independent.
RE-APPOINTMENT AND REMUNERATION OF AUDITORS
      The directors of the Company recommend the re-appointment of KPMG LLP, Chartered Accountants, Vancouver, as the auditors of the Company to hold office until the termination of the next annual meeting of the Company. KPMG LLP has served as the auditors of the Company for more than five years. As in past years, it is proposed that the remuneration to be paid to the auditors be determined by the directors of the Company.
      The persons named in the accompanying proxy, if not expressly directed to the contrary in such proxy, will vote the Common Shares in respect of which they have been appointed proxyholder for the re-appointment of KPMG LLP, Chartered Accountants, as the auditors of the Company and to authorize the directors to determine the remuneration to be paid to the auditors.

Principal Accountant Fees and Services
Pre-approval policies and procedures
      The Company’s Audit, Finance and Risk Committee (the “Audit Committee”) annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP are pre-approved. The Audit Committee has delegated to the Chair of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee.
      All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.
Audit and Non-Audit Fees Paid to the Independent Auditors
      Fees to KPMG LLP during the years ended December 31, 2004 and December 31, 2003 were as follows:

US$000’s	2004	2003

Audit Fees	346	388
Audit-Related Fees	77	60
Tax Fees	168	242
All Other Fees	—	—
Total	591	690
      The nature of each category of fees is described below.

Audit Fees:
      Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.

Audit-Related Fees:
      Audit-related fees were paid for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls; and consultations as to the accounting or disclosure treatment of other transactions.

Tax Fees:
      Tax fees were paid for professional services rendered for tax compliance, tax advice and tax planning. These services consisted of: tax compliance including the review of tax returns; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation.
Audit and Non-Audit Services Pre-Approval Policy
      In April 2003, the Audit Committee approved the Audit and Non-Audit Services Pre-Approval Policy (the “Policy”). The Policy requires the Audit Committee to pre-approve all audit, audit-related and non-audit services (such as those relating to tax planning and advice) provided by the external auditors. The Policy also specifies the services that the external auditors are prohibited from undertaking including internal audit, bookkeeping, financial information systems design and implementation, and other services.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
      None of the directors or officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or officers of the Company at any time since the beginning of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
      None of the directors or officers of the Company, no director or officer of a body corporate that is itself an insider or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Company’s last financial year which has materially affected or would or could materially affect the Company or any of its subsidiaries.

PART III CORPORATE GOVERNANCE
Board of Directors
      The Board has adopted a set of Corporate Governance Principles to provide for a system of principled goal-setting, effective decision-making and ethical actions. These principles can be found at Schedule A to this Circular.
      The Board has responsibility for supervising the management of the Company and oversees and provides policy guidance on the business and affairs of the Company. In particular, the Board monitors overall corporate performance, oversees succession planning for executive officers including the appointment and performance of the Chief Executive Officer, adopts a strategic planning process, evaluates the integrity of the Company’s internal control and management systems, identifies and oversees the implementation of systems to manage the principal risks of the Company’s business and oversees the implementation of a communication policy for the Company. The Board approves the Company’s significant business decisions and major transactions such as acquisitions, divestitures, financings and significant capital expenditures. A comprehensive assessment process exists which allows each director to annually evaluate their own performance as well as the performance of the Board, its Committees, and the Chairman of the Board. The Board met formally on five occasions in 2004. The overall director attendance rate at these meetings was 95%.
      The Chairman of the Board of the Company, Mr. Choquette, is not independent as he was formerly also the Chief Executive Officer of the Company. Mr. Choquette resigned as the Company’s Chief Executive Officer in May 2004. The Board, mindful of the governance issues arising from this circumstance, has taken a number of steps to ensure the Board operates independently of management. It has appointed a Lead Independent Director whose responsibilities include chairing regular sessions of the independent directors without the presence of management or Mr. Choquette. These in camera sessions occur after each Board meeting. Mr. David Morton is the current Lead Independent Director. He will be retiring from the Board in May 2005 and the independent directors will appoint a new Lead Independent Director at that time. In addition, Committees of the Board are constituted exclusively of independent directors and independent directors constitute a large majority of the Board. For more information about director independence, please see page 11.
Committees of the Board of Directors
      The Board has established five standing Committees with written mandates defining their responsibilities and a requirement to report regularly to the Board. No member of a standing Committee of the Board was, during 2004, or is currently, an officer or employee of the Company or any of its subsidiaries.
          Audit, Finance and Risk Committee
          Members: Messrs. Gregson (Chair), Poole, Reid and Sweeney
      The Audit, Finance and Risk Committee meets with the executive and financial officers of the Company and the independent auditors to review and inquire into matters affecting financial reporting, financial controls and procedures, the system of internal accounting, audit procedures and plans, and recommends to the Board the auditors to be appointed. In addition, this Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities, and also reviews with management and reports to the Board on the financing plans and objectives of the Company, the risks inherent in the Company’s business and risk management programs relating thereto. This Committee is also responsible for reviewing and reporting to the Board on matters relating to the funding and investment of funds of the Company’s pension plans. Mr. Poole is the “audit committee financial expert.” In 2004, this Committee met seven times. The overall Committee member attendance rate at these meetings was 86%.
      The mandate of this Committee together with the relevant education and experience of its members and other Committee information may be found in the “Audit Committee Information” section of the Company’s Annual Information Form dated March 21, 2005.
          Corporate Governance Committee
          Members: Messrs. Balloch, Findlay, Lawrence, Morton (Chair), Reid and Ms. Wexler
      This Committee is responsible for the composition, compensation and governance of the Board and recommends to the Board nominees for election or appointment as directors. The functions of this Committee also include assessing and enhancing the performance of the Board and maintaining an effective working relationship between the Board and management of the Company. It is also responsible for taking a leadership role in shaping the corporate governance of the Company and developing and recommending to the Board corporate governance principles for the Company. In 2004, this Committee met three times. The overall Committee member attendance rate at these meetings was 100%.
          Human Resources Committee
          Members: Messrs. Findlay (Chair), Lawrence, Morton, Ms. Sloan and Ms. Wexler
      The Human Resources Committee is responsible for reviewing recommendations for the appointment of persons to senior executive positions, succession planning, considering terms of employment including total compensation practices, reviewing the Company’s executive development programs, human resource plans and policies, recommending awards under the Company’s short-term and long-term incentive plans and matters relating to the administration of the Company’s pension plans, other than matters relating to the funding and investment of funds. This Committee also recommends for the Board’s approval the objectives and performance of the Chief Executive Officer of the Company on an annual basis. In 2004, this Committee met twice. The overall Committee member attendance rate at these meetings was 100%.
          Public Policy Committee
          Members: Messrs. Balloch, Poole, Sweeney and Ms. Wexler (Chair)
      The Public Policy Committee is responsible for reviewing and making recommendations to the Board regarding public policy matters that have a significant impact on the Company including those relating to political contributions, social investment policy, government relations and public affairs. In 2004, this Committee met twice. The overall Committee member attendance rate at these meetings was 88%.
          Responsible Care Committee
          Members: Messrs. Findlay and Gregson, Ms. Sloan and Mr. Sweeney (Chair)
      The Responsible Care Committee is responsible for reviewing and making recommendations to the Board regarding matters relating to the environment and occupational health and safety issues that impact significantly on the Company. The Committee also reviews the policies and standards that are in place to ensure that the Company is carrying out all of its operations in accordance with the principles of Responsible Care®. In 2004, this Committee met three times. The overall Committee member attendance rate at these meetings was 93%.
Code of Business Conduct
      The Company has in place a Code of Business Conduct which is applicable to all employees, officers and directors and which provides a set of standards meant to assist them in avoiding wrong-doing and to promote honest and ethical behaviour while conducting the Company’s business. The Code also establishes a confidential “whistle-blower” hotline for reporting suspected violations of the Code. The Code is reviewed annually by the Board. A copy of the Code of Business Conduct may be obtained by accessing www.methanex.com and entering the word “code” in the Search function. A printed version is available upon request to the Corporate Secretary of the Company.
Statement of Corporate Governance Practices
      Corporate governance is an important public policy issue. Corporate governance means having in place processes and structures which provide proper direction and management of the business and affairs of a company and good corporate governance is critical to a company’s effective, efficient and prudent operation. Recently, there have been many regulatory and legal initiatives aimed at improving corporate governance, increasing corporate accountability and enhancing transparency of public company disclosure. The Company’s management and Board actively monitor and, where appropriate, respond to these initiatives. We comply with regulatory requirements that we are subject to in Canada and the United States.
      The Company is a Canadian reporting issuer with its Common Shares listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq National Market. The TSX has in place a series of guidelines relating to effective corporate governance (the “Guidelines”) which address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Our corporate governance practices are consistent with the TSX’s Guidelines. Many regulatory changes have come into effect in the past year, including rules issued by the Canadian Securities Administrators (“CSA”) relating to audit committees. As well, in October 2004, the CSA published for comment draft corporate governance guidelines and disclosure rules. As a result, the Company’s governance practices continue to evolve. We will continue to follow regulatory changes closely and will amend our governance practices as appropriate.
      As the CSA proposed corporate governance guidelines and disclosure rules are not yet in effect, information outlining the Company’s approach to corporate governance with reference to the TSX Guidelines, as required by the TSX, is set out in Schedule B to this Circular.

PART IV COMPENSATION
DIRECTORS’ COMPENSATION
Introduction
      Directors’ compensation was reviewed by the Board in November 2004 based on analysis undertaken by Mercer Human Resource Consulting. Director compensation was benchmarked against a group of North American-based chemical companies with international operations. This comparator group is the same group used to benchmark the Company’s executive officer compensation. The Board was advised that it is common practice to establish the same comparator group for director compensation as for executive officer compensation and the Board has determined that director compensation should be established in proximity to the 50th percentile of the comparator group. The Board has made no changes to the existing director compensation retainer, fee structure and amounts, all of which have been in place since 2000. However, the directors did increase the directors’ share ownership guideline to two times the combined annual retainer and value of their annual long term-incentive plan award. The directors also reviewed the compensation of the Chairman of the Board and at a Board meeting held on March 4, 2005, resolved, commencing in 2005, to pay the Chairman $220,000 made up of $120,000 cash and, in 2005, 5000 Restricted Share Units (“RSUs”) valued at approximately $100,000. The Chairman would not receive any “per meeting” attendance fees, chair fees or travel fees.
Compensation
      Directors’ compensation is paid only to non-management directors and is made up of a cash retainer, meeting fees and a Long-Term Incentive award.
Retainer and Meeting Fees
      During the year ended December 31, 2004, annual retainers and meeting fees were paid to non-management members of the Board on the following basis:

Annual board retainer for a non-management director	$40,000
Annual retainer for the Chairman of the Board	$120,000
Board meeting attendance fee	$2,500 per meeting
Committee meeting attendance fee	$2,500 per meeting
Board / Committee chair fee	$2,500 per meeting
Cross-country or inter-continental travel fee to attend board or committee meetings	$2,500 per trip
      All retainers and fees are paid in Canadian dollars. Non-employee directors are also reimbursed for transportation and other expenses incurred for attending board and committee meetings.
      At the start of 2004, Mr. Choquette was both the Company’s Chief Executive Officer and Chairman of the Board. In May, 2004 he retired as the Company’s Chief Executive Officer. As a result, he commenced receiving compensation as a director and Chairman of the Board in the second quarter of 2004.
Long-Term Incentive
      Commencing in 2003, non-management directors ceased to be granted options but instead have been awarded Restricted Share Units (“RSUs”) under the Company’s Restricted Share Unit Plan for Directors as part of their compensation. In 2004 directors elected to receive either 6,000 RSUs or 6,000 DSUs as their Long-Term Incentive award. In 2005 directors elected to receive either 4,000 RSUs or 4,000 DSUs, except for the Chairman of the Board who received 5,000 RSUs or DSUs. RSUs are notional shares credited by bookkeeping entry to an “RSU Account.” When dividends are paid on Common Shares, an equivalent value of additional RSUs is calculated and credited to each individual’s account. RSUs granted in any year will vest on December 1st, in the 24th month following the end of the year in which the award was made. Following vesting, directors are entitled to receive a cash payment based on the price of the Company’s Common Shares at that time, net of applicable withholding tax. RSUs do not entitle participants to any voting or other shareholder rights and are non-dilutive to shareholders.

Directors’ Deferred Share Unit Plan
      Under the Company’s Deferred Share Unit Plan (the “DSU Plan”) (more fully described on page 25), each non-management director elects annually to receive 100%, 50% or 0% of his or her retainer and meeting fees as Deferred Share Units (“DSUs”). The actual number of DSUs granted to a director is calculated at the end of each quarter by dividing the dollar amount elected to the DSU Plan by the five day average closing price of the Common Shares on the TSX during the last five trading days of that quarter. Additional DSUs are credited corresponding to dividends declared on the Common Shares. Under the terms of the DSU Plan, Mr. Balloch having been appointed a director in 2004, was not eligible to participate in the DSU Plan in 2004.
Directors’ Share Ownership Guidelines
      Since 1998, the Company has had in place share ownership guidelines for directors to promote shareholder alignment. In 2004, the guidelines were revised to encourage each director to own Common Shares having a value equal to two times the combined value of their annual retainer and the value of their long-term incentive award. RSUs and DSUs held by a director are considered when determining whether the individual is meeting the share ownership guidelines. Please refer to the section entitled Election of Directors beginning on page 5 for details on the number of Common Shares, RSUs and DSUs held by each director as at March 4, 2005. The following table shows the percentage of the guideline achieved for each non-management director based on their holdings on March 4, 2005. The table includes Mr. Lawrence and Mr. Morton, both of whom are not standing for election at the Meeting. Mr. Aitken’s holdings and percentage achieved can be found on page 23 as part of the Report of Executive Compensation.

	Common
	Shares Beneficially		% of
	Owned or Over which	Restricted and/or	Stock Ownership
	Control or Direction	Deferred Share	Guideline
Name	is Exercised	Units Held	Achieved (1)

Howard Balloch	0	4,000	34
Pierre Choquette	0	385,223	1,805
Robert Findlay	54,611	74,266	1,094
Brian Gregson	43,500	58,514	866
R.J. (Jack) Lawrence	150,000	83,769	1,984
David Morton	2,000	80,972	704
A. Terence Poole	30,000	10,119	340
John Reid	8,000	14,668	192
Monica Sloan	1,000	12,159	112
Graham Sweeney	2,000	52,628	464
Anne Wexler	1,000	26,365	232

(1)	Based on the average closing share price of $21.15 for the 90-day period ending March 4, 2005, the percentage demonstrates the extent to which the guideline has been achieved.

EXECUTIVE COMPENSATION
Summary Compensation
      The following table sets forth a summary of compensation earned during the last three fiscal years by the Company’s Chief Executive Officer, Chief Financial Officer and its three other executive officers who had the highest aggregate salary and bonus during 2004 (all such officers are herein collectively referred to as the “Named Executive Officers”).
      All amounts shown in this table and elsewhere in this Information Circular are in Canadian dollars unless otherwise noted.
Summary Compensation Table

					Long-Term Compensation
		Annual Compensation			Awards

					Securities
					Under	Restricted Share
				Other Annual	Options	Units(4)		All Other
		Base Salary	Bonus	Compensation	Granted			Compensation
Name and Principal Position	Year	($)	($)(1)	($)(2)	(#)(3)	(#)	($)	($)(5)

P. Choquette(6)	2004	452,381	650,000	—	—	148,000	2,279,200	8,931
Chairman and CEO	2003	1,000,000	1,020,000	64,062	—	220,000	2,893,000	16,942
Retired as CEO on May 14, 2004	2002	959,000	775,000	58,580	620,000	—	—	3,552
B. Aitken(7)	2004	708,730	930,000	263,104	—	66,000	1,016,400	174,079
President and CEO	2003	728,220	527,000	78,650	—	26,000	341,900	80,246
Appointed CEO on May 13, 2004	2002	371,023	176,285	61,399	73,000	—	—	53,256
I. Cameron	2004	312,250	243,000	—	—	22,000	338,800	70,199
Senior VP, Finance & CFO	2003	280,250	239,000	—	—	26,000	341,900	61,531
	2002	193,800	65,700	—	18,000	—	—	30,320
R. Krause(8)	2004	450,184	404,450	—	—	22,000	338,800	79,467
Senior VP, Latin America &	2003	484,766	447,649	—	—	26,000	341,900	94,399
Global Manufacturing	2002	526,122	262,634	—	73,000	—	—	96,588
J. Gordon	2004	395,500	316,000	92,005	—	22,000	338,800	89,467
Senior VP, Corporate Resources	2003	382,000	324,000	70,311	—	26,000	341,900	85,651
	2002	368,250	200,000	65,907	73,000	—	—	76,962
G. Duffy	2004	375,000	301,000	94,253	—	22,000	338,800	84,394
Senior VP, Global Marketing &	2003	360,000	313,000	80,681	—	26,000	341,900	59,537
Logistics	2002	339,750	192,000	75,677	73,000	—	—	51,080

(1)	These annual incentive payments are reported in the year in which they were earned, not in the year in which they were actually paid. They are paid in cash and/or DSUs in the year following the year in which they are earned. For more information concerning these annual incentives, refer to “Short-Term Incentive Plan” on page 23. Mr. Aitken elected to receive 50% of his 2003 and 2004 Short-Term Incentive Plan award payments in cash (2004 —$465,000; 2003 — $263,500) and 50% in DSUs (2004 —23,285; 2003 — 20,506). Mr. Duffy has elected to receive 100% of his 2004 Short-Term Incentive Plan award payment in the form of 15,073 DSUs. DSUs are held until retirement.

(2)	The amounts shown represent:

•	For Mr. Choquette: housing allowance (2003 — $24,000; 2002 — $24,000), tax payments in respect of certain perquisites and other personal benefits made on his behalf (2002 — $19,589), auto allowance, club membership and other miscellaneous items.

•	For Mr. Aitken: auto allowance (2003 — $41,515; 2002 — $36,080), tax payments in respect of certain perquisites and other personal benefits made on his behalf (2004 — $88,224; 2003 — $37,134; 2002 — $20,635), relocation payment (2004 — $68,461), club membership and other miscellaneous items.

•	For Mr. Gordon: housing allowance (2004 — $34,951; 2003 — $37,084; 2002 — $41,678), club membership, tax payments in respect of certain perquisites and other personal benefits made on his behalf, auto allowance and other miscellaneous items.

•	For Mr. Duffy: housing allowance (2004 — $50,787; 2003 — $56,982; 2002 — $51,288), tax payments in respect of certain perquisites and other personal benefits made on his behalf, auto allowance, club membership and other miscellaneous items.
     Where there is no entry for Other Annual Compensation in the table, the total value of such compensation is less than the lesser of $50,000 and 10% of total annual salary and bonus for the Named Executive Officer.
     Where no amount is stated in this footnote in respect of a particular benefit, the amount does not exceed 25% of the total Other Annual Compensation amount disclosed in the table.

(3)	Consists of options for Common Shares of the Company granted.

(4)	In 2003, the Company adopted a Restricted Share Unit Plan (the “RSU Plan”). The RSU Plan is more fully described on page 24. In 2003, a total of 534,000 RSUs were awarded by the Company, vesting on December 1, 2005. In 2004, a total of 649,700 RSUs were awarded to employees by the Company, vesting on December 1, 2006. The dollar value of the RSUs shown in the table is obtained by multiplying the number of RSUs awarded by the closing market price of the Common Shares on the TSX on March 14, 2003 ($13.15) or March 5, 2004 ($15.60), the dates the RSUs were awarded.

     The number and value of the aggregate holdings of unvested RSUs and DSUs of each of the Named Executive Officers at the end of 2004, the most recently completed financial year (calculated by multiplying the number of unvested RSUs and DSUs then held by the Named Executive Officer by $21.91, the closing market price of the Common Shares on the TSX on December 31, 2004) was: P. Choquette: 380,223 — $8,330,677; B. Aitken: 115,318 — $2,526,627; I. Cameron: 49,536 — $1,085,325; R. Krause: 49,536 — $1,085,325; J. Gordon: 49,536 — $1,085,325; G. Duffy: 49,536 — $1,085,325.

(5)	The amounts include premiums paid on life insurance and health care, contributions to the Company’s Employee Share Purchase Plan and pension contributions to both the regular Company Defined Contribution pension plan and contributions to the Canadian Supplemental Retirement Plan.

(6)	Director’s compensation in the amount of $80,000 paid to Mr. Choquette subsequent to his retirement as Chief Executive Officer in May 2004 is not included in this Summary Compensation Table.

(7)	Mr. Aitken was employed in New Zealand for the years 2002 and 2003 and during those years received his compensation in New Zealand dollars with the exception of his 2003 Short-Term Incentive award. His salary and other compensation shown in this table have been converted to Canadian dollars using average foreign exchange rates for the relevant fiscal year except for his 2002 incentive payment made in 2003 which used a foreign exchange rate in effect on the date payment was approved by the Board in 2003. Mr. Aitken was appointed President and Chief Operating Officer of the Company in September 2003, and President and Chief Executive Officer in May 2004.

(8)	Mr. Krause receives his compensation in Chilean pesos. His salary and other compensation shown in this table have been converted to Canadian dollars using average foreign exchange rates for the relevant fiscal year except for his annual incentive payment which uses the average foreign exchange rate in effect on the date payment was approved by the Board.
Stock Options
      The following table sets forth information concerning the value realized upon the exercise of options during 2004 and the value of unexercised options held by the Named Executive Officers as at December 31, 2004. No stock options were granted to any of the Named Executive Officers in 2003 or 2004.
Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

					Value of Unexercised
	Securities		Unexercised Options		in-the-Money Options
	Acquired	Aggregate	at December 31, 2004 (#)		at December 31, 2004 (Cdn $)(2)
	on Exercise	Value Realized
Name	(#)	(Cdn $)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

P. Choquette(3)	2,364,000	18,599,161	Nil	Nil	Nil	Nil
B. Aitken	137,000	1,186,704	Nil	18,250	Nil	258,420
I. Cameron	78,100	739,205	37,400	4,500	504,984	63,720
R. Krause	83,700	915,737	Nil	18,250	Nil	258,420
J. Gordon	307,750	2,402,840	87,500	18,250	1,073,955	258,420
G. Duffy	64,750	629,513	3,500	18,250	61,040	258,420

(1)	For the purposes of this column, if the exercise price of any option is denominated in US dollars, such exercise price has been converted to Canadian dollars using the Bank of Canada noon rate of exchange on the date of the exercise.

(2)	The closing price of the Common Shares on the TSX on December 31, 2004 was Cdn $21.91. For the purposes of this column, if the exercise price of any option is denominated in US dollars, such exercise price has been converted to Canadian dollars using the Bank of Canada closing rate of exchange on December 31, 2004.

(3)	Mr. Choquette holds RSUs and DSUs with a value of $8,779,232 calculated by multiplying the number of RSUs and DSUs by $21.79, the closing market price of the Common Shares on the TSX on March 4, 2005.
Retirement Plans
      The Company has established a defined benefit contribution retirement plan and a defined contribution retirement plan. Both plans are non-contributory with normal retirement occurring at age 65. Mr. Choquette participates in the defined benefit plan. The other Named Executive Officers other than Mr. Krause, participate in the defined contribution plan.
      The defined benefit plan provides a retirement income based on years of service and the participant’s best three year average earnings. Benefits at retirement are paid for life, with a 60% spousal benefit payable after the death of the former employee.

      The defined contribution plan provides an annual company contribution equal to 7% of annual base salary. Contributions are made to a retirement account and invested according to a selection of investment vehicles. Ten investment vehicles are made available. At retirement, funds in the account may be used to purchase an annuity, transferred to a life income fund or transferred to a locked-in registered retirement savings plan.
      Canadian income tax legislation places limits on the amount of retirement benefit which may be paid from the regular retirement plan. Named Executive Officers resident in Canada participate in a supplemental retirement plan which provides benefits in excess of what is provided under the regular plan. Benefits are provided without regard to Canadian income tax limits on the maximum benefit payable and are paid net of any benefit payable under the regular plan. Supplemental plan benefits are provided with earnings defined as base salary plus the target Short-Term Incentive award. The defined contribution plan benefits provide Named Executive Officers with an annual contribution equal to 11% of earnings less any contributions made to the regular plan. The supplemental plan is funded with a combination of assets and a letter of credit.
      Mr. Choquette retired in May 2004 with 32 credited years of service covered under the defined benefit plan, including recognition of service with NOVA Chemicals Corporation, required to be included under Mr. Choquette’s employment agreement. Benefits paid or payable from the NOVA retirement plans are offset from the total benefit from the Company’s plans. Mr. Choquette receives from the Company a pension in the amount of $751,369 per year, comprised of $17,645 from the defined benefit plan and $733,724 from the supplemental plan.
      All other Named Executive Officers except Mr. Krause participate in the defined contribution plan. As a non-resident of Canada, Mr. Krause is not eligible to participate in either of the Canadian retirement plans but participates in a retirement plan of a Chilean subsidiary of the Company.
      The following chart shows the Named Executive Officers participating in the defined contribution plan and the change in value of their notional Supplemental Retirement Plan benefits:

	Bruce Aitken	Ian Cameron	Gerry Duffy	John Gordon

2004 Salary rate(1)	$708,730	$312,250	$375,000	$395,500
2004 Short-Term Incentive Target	531,548	234,188	281,250	296,625
Pension value as at December 31, 2003	0	136,337	78,187	273,793
Current service cost(2)	119,453	35,021	45,375	48,757
Interest cost(3)	5,484	14,862	9,674	28,959
Pension value as at December 31, 2004	124,937	186,220	133,236	351,509

(1)	Salary rate reflects the actual base salary paid during the year,

(2)	Amount calculated as required to be contributed into the Canadian Supplemental Retirement Plan [(Base salary + Short-Term Incentive at target) X 11% of base salary – (the lower of 7% of base salary or the income tax limit on pension contributions)]

(3)	Interest on the 2003 Pension Value + Current Service cost. Interest is based on the balanced fund option of the basic (DC) Plan
Termination of Employment and Employment Contracts
      The Company has entered into employment agreements with the Named Executive Officers that provide for certain rights in the event of involuntary termination of employment or a change in control.
      Mr. Aitken has an employment agreement which provides for three months notice and a termination payment, if his employment is terminated without cause, of an amount equal to (a) 2.5 times his annual salary; (b) 2.5 times his target Short-Term Incentive Plan payment; and (c) compensation for pension and various other company benefits he would have received over a 30-month period. In the event of termination or material change in employment status within 24 months following a change of control of the Company, he is entitled to an amount equal to (a) 2.5 times his annual salary; (b) 2.5 times the average of his last three years’ Short-Term Incentive Plan payments; and (c) compensation for pension and other company benefits he would have received over a 30-month period, plus all legal and professional fees and expenses.
      Messrs. Cameron, Krause, Gordon and Duffy each have an employment agreement which provides for three months notice and a termination payment, if their employment is terminated without cause, of an amount equal to (a) 1.5 times their annual salary; (b) 1.5 times their target Short-Term Incentive Plan payment; and (c) compensation for pension and various other company benefits they would have received over an 18-month period. In the event of termination or material change in employment status within 24 months following a change of control of the Company, each is entitled to an amount equal to (a) 2.0 times their annual salary; (b) 2.0 times the average of their last three years’ Short-Term Incentive Plan payments; and (c) compensation for pension and other company benefits they would have received over a 24-month period, plus all legal and professional fees and expenses.
Composition of the Compensation Committee
      The Human Resources Committee of the Board of Directors is charged with responsibility for compensation matters in respect of executive officers. The Committee consists of five members — Messrs. Findlay, Lawrence and Morton, Ms. Sloan and Ms. Wexler. None of the members of the Committee is, or was during the most recently completed financial year, an officer or employee of the Company or any of its subsidiaries, was formerly an officer of the Company or any of its subsidiaries, has any indebtedness to the Company or any of its subsidiaries, or has any material interest, or any associates or affiliates which have a material interest, direct or indirect, in any actual or proposed transaction since the commencement of the Company’s most recently completed financial year which has materially affected or would materially affect the Company or any of its subsidiaries.
REPORT ON EXECUTIVE COMPENSATION
Human Resources Committee Report on Executive Compensation
      As part of its mandate, the Human Resources Committee of the Board reviews and recommends to the Board for approval the remuneration of the Company’s executive officers, including the Named Executive Officers identified in the Summary Compensation Table. The Committee obtains independent advice from consultants with respect to compensation of executive officers. The Committee reviews periodically the levels of compensation for executive officers. The last such competitive assessment was conducted in March 2004 and the results were reviewed by the Committee in November 2004. Based on the results of this assessment, total cash compensation for executive officers was deemed to be competitive. The Committee also obtains the advice and recommendations of the Chief Executive Officer with respect to compensation matters pertaining to the Company’s other executive officers.
Executive Compensation Policy
1.   Guiding Principles and Objectives
      The Company’s executive compensation policy is designed to provide competitive compensation to enable the Company to attract and retain high-quality and high-performance executives who will significantly contribute to the Company meeting its strategic business objectives. The Company also believes in the importance of encouraging executives to own Company shares to more fully align management with the interests of shareholders and focus management’s activities on developing and implementing strategies that create and deliver value for shareholders.
2.   Share Ownership Guidelines
      Since 1998, the Company has had share ownership guidelines in place for directors and executive officers to promote meaningful share ownership. The guidelines encourage each executive officer to own shares having a value equal to at least, in the case of the Company’s Chief Executive Officer, 5.0 times his annual base salary and, in the case of each of the other executive officers, 3.0 times annual base salary. RSUs and DSUs held by an executive officer are considered when determining whether the executive is meeting their share ownership guidelines. Mr. Aitken, the Company’s President and Chief Executive Officer, held 48,876 Common Shares, 228,512 DSUs and 27,091 RSUs as of March 4, 2005 and has achieved 149% of the share ownership guideline for the President and Chief Executive Officer position, a position he has held since May 2004. All other executive officers have exceeded the share ownership guidelines for their position. The target guidelines are intended to be met within three to five years from the date that each individual became an executive officer. All other management personnel of the Company are also subject to share ownership guidelines that are related to the level of their position. The chart which follows details the share ownership position of the Named Executive Officers who were employed at year-end. Mr. Choquette’s holdings and percentage can be found on page 18 in the Section entitled Directors’ Share Ownership Guidelines.

	At March 4, 2005

	Common Shares
	Beneficially	Deferred or	Stock Ownership
	Owned or Over	Restricted	Guidelines
	Which Control or	Share Units	Achieved(1)
Name	Direction is Exercised	Held	%

B. Aitken	48,876	255,603	149
I. Cameron	11,372	70,535	160
R. Krause	140,753	70,535	261
J. Gordon	42,670	70,535	192
G. Duffy	36,276	85,608	210

(1)	Based on the average closing share price of $21.15 for the 90-day period ending March 4, 2005, the percentage demonstrates the extent to which the guideline has been achieved. The percentage is also based on their 2005 base salary.
     The Company has instituted other practices within its compensation policy directed at aligning the activities of executive officers with the interests of shareholders. For more information on these practices, refer to Section 6(b) — Restricted Share Unit Plan on page 24 and Section 8 — Deferred Share Unit Plan beginning on page 25.

3.	Total Compensation
      Total compensation for executive officers comprises base salary, short term incentives, long-term incentives and indirect compensation. Total compensation is established to be competitive in proximity to the 50th percentile of the aggregate compensation for organizations in a reference group of companies selected on the basis of size and industry and that represent the market within which the Company competes for leadership talent. Specifically, the reference group of companies is comprised of large North American-based chemical, industrial and commodity companies having, where possible, significant international operations.

4.	Base Salary
      Base salaries for executive officers are targeted to be competitive in proximity to the 50th percentile of a reference group of North American-based chemical companies, taking into account the growth, size, global complexity and autonomous characteristics of the Company. The Company receives compensation comparison information from external consultants.

5.	Short-Term Incentive Plan
      The Company’s Short-Term Incentive Plan is designed to recognize the contributions made by executive officers to the business results of the Company. This plan provides for the potential of an annual cash award based on corporate performance using quantifiable financial and operational objectives established in advance by the Board and personal performance using specific and pre-established objectives. A target award equaling 75% of annual base salary in respect of the Chief Executive Officer and 50% of annual base salary for all other executive officers is dependent upon both individual and corporate performance. This plan provides for an award in excess of the target award if corporate and/or individual performance results exceed the target performance set for the year.
      The Short-Term Incentive Plan award requires that personal performance and corporate performance be quantified and weighted for calculation purposes. The corporate performance component represents 60% of the potential overall award and is based on shareholder returns and strategic corporate targets. The personal performance component represents 40% of the potential overall award and is based on leadership and business initiatives identified for each executive officer’s area of responsibility. A complete review of the Short-Term Incentive Plan as a component of the Chief Executive Officer’s compensation is found on page 25.
      Each executive officer may elect annually to receive 100%, 50% or 0% of his Short-Term Incentive Plan award as DSUs. Mr. Aitken elected to receive 50% of his 2004 Short-Term Incentive Plan award, which is paid in 2005, in the form of DSUs. DSUs are more fully described on page 25.

6.   Long-Term Incentive Plan
      The Long-Term Incentive Plan is designed to align the interests of executive officers with those of shareholders, to focus efforts on improving shareholder value and the Company’s long-term financial strength and to provide an incentive to continue employment with the Company by providing executive officers with the opportunity to acquire an increased financial interest in the Company. The Long-Term Incentive Plan was significantly modified in 2003 with the introduction of the RSU Plan, described below, which serves to reduce stock option grants with a non-dilutive award of RSUs. The plan was further modified in 2005 to provide 25% of the value in stock options and 75% in RSUs. The Long-Term Incentive Plan has the following two components:
(a)  Incentive Stock Option Plan
      Under the Incentive Stock Option Plan, executive officers are eligible for grants of Company stock options. Options are granted by the Board on the recommendation of the Committee. The number of options granted to each executive officer in any year is related to responsibility level and may be adjusted for individual performance and longer-term potential for upward mobility. Commencing in 2002, the exercise price is set equal to the closing price of the Common Shares on the TSX on the day before the date of the grant and converted to US dollars using the Bank of Canada Daily Noon Rate on the day that the closing price is established. If unexercised, each option expires no later than ten years from the day that the option was granted. All options granted prior to 2005 expire, in the ordinary course, ten years after their date of grant. Stock options granted in 2005 will expire seven years after their date of grant. For a more complete description of the Incentive Stock Option Plan, please refer to page 28.
      In 2004 all executive officers, including Mr. Aitken received 100% of the value of their Long-Term Incentive award in RSUs. In 2005 all executive officers including Mr. Aitken, received 25% the value of their 2005 Long-Term Incentive award in stock options and 75% in RSUs. In 2005, Mr. Aitken received 150,000 stock options and all other executive officers will receive 30,000 stock options.
(b) Restricted Share Unit Plan
      RSUs are notional shares credited by bookkeeping entry to an “RSU Account”. Additional RSUs corresponding to dividends declared on the Common Shares are also credited to the RSU Account. Prior to 2005, executive officers were entitled to elect to receive 50% or 100% of the value of their annual Long-Term Incentive award in the form of RSUs and, if resident in Canada, they could make a further election to take DSUs in place of their RSU award. All executive officers elected to receive 100% of the value of their 2004 Long-Term Incentive awards in RSUs. Mr. Aitken further elected to receive his 2004 RSUs as DSUs.
      In 2005, executives were granted 75% of their Long-Term Incentive value as RSUs. Mr. Aitken was awarded 117,000 RSUs and the Company’s other executive officers were awarded 21,000 RSUs. All executive officers resident in Canada, including Mr. Aitken, further elected to take DSUs in place of their 2005 RSU awards. RSUs granted in any year will normally vest on December 1st, in the 24th month following the end of the year in which the award was made. For example, RSUs awarded in 2005 will vest on December 1st, 2007. The RSU Plan has been extended to other management positions. In general, following the vesting of the RSUs, an employee obtains an amount of cash equal to one-half of the value of their vested RSUs (less withholding taxes) and a number of Common Shares equal to one-half the number of vested RSUs. RSUs held by an employee are considered when determining whether the individual is meeting share ownership guidelines. RSUs do not entitle participants to any voting or other shareholder rights.
      Normally, RSUs vest upon the retirement of the executive officer. However, in the case of Mr. Choquette, who retired in May 2004, it was agreed by the Board that RSUs granted to him would vest in their normal course.
7.   Indirect Compensation Benefits and Perquisites
      Indirect compensation of executive officers includes participation in the retirement plans described above as well as benefits such as extended health and dental care, life insurance and disability benefits, and access to a group retirement savings plan. Executive officers may also participate in the Company’s Employee Share Purchase Plan which allows them to regularly contribute up to 15% of base salary into an account in order to purchase Common Shares. The Company contributes into the account an amount of cash equal to one-half of the executive officer’s cash contribution to a maximum of 5% of base salary. The combined funds in the account are, on a semi-monthly basis, used to purchase Common Shares on the open market.

8.   Deferred Share Unit Plan
      Under the DSU Plan, each executive officer may elect annually to receive 100%, 50% or 0% of his Short-Term Incentive Plan award as DSUs. The actual number of DSUs granted to an executive officer with respect to an executive officer’s Short-Term Incentive Plan award is calculated in March of the following calendar year by dividing the dollar amount elected to the DSU Plan by the average daily closing price of the Common Shares on the TSX for the preceding 90 days of the prior calendar year. Under the Long-Term Incentive Plan, executive officers who are awarded RSUs may elect to receive an equivalent number of DSUs in place of their RSU award. A DSU account is credited with notional grants of DSUs received by each DSU Plan member. Additional DSUs are credited to DSU Plan members corresponding to dividends declared on the Common Shares. DSUs do not entitle a DSU Plan member to any voting or other shareholder rights. DSUs count towards the achievement of Share Ownership Guidelines.
      The DSUs are redeemable only when the DSU Plan member’s term as a director or employment with the Company ceases or upon death (“Termination Time”) and a lump sum cash payment, net of any withholdings, is made after the DSU Plan member specifies the redemption date. The lump sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the redemption date. The redemption date may fall on a date within a period beginning one year before the Termination Time and ending on December 26 of the first calendar year commencing after the Termination Time.
9.   Executives Outside Canada
      Total compensation policy as it relates to Named Executive Officers employed outside Canada is established with reference to the local market in each country. Reference groups of comparator companies are established with policy benchmarks for salaries and benefits at each level of management. Executive officers employed in countries other than Canada are eligible to participate in the Company’s Short-Term Incentive Plan and Long-Term Incentive Plan.
10. Chief Executive Officer Compensation
      The Chief Executive Officer’s total compensation is targeted to be competitive in proximity to the 50th percentile of a reference group of North American-based chemical companies, taking into account the growth, size, global complexity and autonomous characteristics of the Company. The Company receives compensation comparison information from external consultants. The three components of the Chief Executive Officer’s total compensation are:

•	Base Salary,

•	Short-Term Incentives, and

•	Long-Term Incentives.
Base Salary
      The Chief Executive Officer’s base salary is established within a salary range, the midpoint of which is targeted to be at the 50th percentile of the external market. Initial placement into the range is based on qualifications and experience. The salary will be adjusted based on annual assessments of performance against the demands of the position. Over time, base salary can approach and may exceed the midpoint of the salary range. In Mr. Aitken’s case, initial placement into the range reflected a promotion from a subordinate position and, as he gains in experience and demonstrates continued achievement, his salary would be expected to reflect a commensurate increase.
Short-Term Incentive Plan
      The Short-Term Incentive Plan award requires that the personal performance and corporate performance be quantified for calculation purposes and weighted 60% for corporate performance and 40% for Chief Executive Officer’s personal performance. A target award equaling 75% of annual base salary exists for the Chief Executive Officer.
      Mr. Choquette was the Chief Executive Officer until May 14, 2004 at which time Mr. Aitken became President and Chief Executive Officer. The Board determined that the corporate performance component in respect of both of them in 2004 be based on two elements: the Company’s return on capital employed (“ROCE”) and total fixed cash costs budgeted for the year. The Company uses ROCE as a measure of the quality of the returns to shareholders and in 2004 established 12% ROCE as the target payout. The Company’s actual ROCE in 2004 was 19%. The Company’s management establishes an annual budget for total fixed cash costs. Minimizing cash costs is important for the Company’s business and being low cost is a key element of the Company’s core strategy. In 2004, this target was achieved.

      The personal performance component is based on a number of measures including the successful execution of strategic initiatives, organizational leadership and achievement of other corporate objectives. For Mr. Choquette, the Board determined that this component should be based on a successful leadership transition, improved corporate governance practices and delivering superior shareholder returns and certain other measures.
      For Mr. Aitken, the highest priority items in the personal performance component in 2004 were his involvement in successfully starting-up the Atlas facility in Trinidad, executing the Chile IV project on budget and on time and participating in a successful leadership transition. Other priority items consisted of achieving all Responsible Care objectives, addressing long term supply to the Asia Pacific market and certain other criteria.
      Following the end of 2004, the Board reviewed Mr. Choquette’s and Mr. Aitken’s performance against each of these measures. The Board awarded Mr. Choquette a short-term incentive award valued at 140% of the target payout. Consequently, he was awarded a short-term incentive payment of $350,000 based on his being Chief Executive Officer for the first five months of 2004. In respect of Mr. Aitken, it was determined by the Board that the objectives of both the corporate and personal performance components were exceeded and the Board awarded Mr. Aitken a short-term incentive award valued at 155% of the target payout. Consequently, he was awarded a short-term incentive payment of $930,000.
      For 2005, the Board has determined that the corporate performance component in respect of the Chief Executive Officer be based on a ROCE which has been modified to eliminate the distortion of accounting depreciation on new and depreciated assets as well as on a fixed cash cost budget which is less than the budget set for 2004. The Board has also determined that the highest priority personal performance components comprise successful start-up of the Chile IV project, successful integration of the Atlas and Titan plants in Trinidad and progressing a potential new methanol production project against established timelines. Other priority items consist of achieving Responsible Care objectives, improved metrics in the 2005 Employee Engagement Survey and certain other criteria.
Long-Term Incentive Plan
      The long-term incentives to which the Chief Executive Officer is entitled are described in Section 6 — Long-Term Incentive Plan on page 24.

Submitted by the Human Resources Committee: R. Findlay (Chair) R. J. Lawrence D. Morton M. Sloan A. Wexler
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
      No director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been, the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries, other than, in each case, “routine indebtedness” (as defined in the Canada Business Corporations Act and under applicable securities laws) or which was entirely repaid before the date hereof.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
      The Company carries insurance that includes coverage for the benefit of the directors and officers of the Company and its subsidiaries arising from any claim or claims made against them, jointly or severally, during the policy period, by reason of any wrongful act, as defined in the policy, in their respective capacities as directors or officers. The policy also insures the Company and its subsidiaries in respect of any amount the Company or any of its subsidiaries is permitted or required to pay to any of its directors or officers as reimbursement for claims made against them in their capacity as a director or officer.
      The insurance provides US $125,000,000 coverage, inclusive of costs, charges and expenses, subject in the case of loss by the Company or its subsidiaries to a deductible of US $250,000 (US $1,000,000 for securities claims). There is no deductible in the case of loss by a director or officer. However, the limits of coverage available in respect of any single claim may be less than US $125,000,000, as the insurance is subject to an annual aggregate limit of US $125,000,000.
      The cost of this insurance for the current policy year is US $1,415,089.

PART V OTHER INFORMATION
TOTAL SHAREHOLDER RETURN COMPARISON
      The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Company on December 31, 1999 with the cumulative total return of the S&P/TSX Composite Index (formerly the TSX 300 Composite Index), for the five most recently completed financial years.
Cumulative Value of $100 Investment

	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004

Methanex	$100	$244	$223	$341	$391	$601
S&P/TSX Composite Index	$100	$106	$91	$79	$98	$110
Dividends declared on Common Shares of the Company are assumed to be reinvested at the closing share price on the dividend payment date.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
Equity Compensation Plan Information
      The following table provides information as at December 31, 2004 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Number of securities
remaining available for
	Number of securities to	Weighted average		future issuance under
	be issued upon exercise	exercise price of		equity compensation plans
	of outstanding options,	outstanding options,		(excluding securities
	warrants and rights	warrants and rights		reflected in column (a))
Plan Category	(a)	(b)		(c)

Equity compensation plans approved by securityholders	2,385,675	Cdn.$	9.82	996,575
Equity compensation plans not approved by securityholders	—		—	—
Total	2,385,675	Cdn.$	9.82	996,575
      There is no compensation plan under which equity securities of the Company are authorized for issuance that was adopted without approval of securityholders.

Incentive Stock Option Plan
      The Company has an Incentive Stock Option Plan (herein referred to as the “Incentive Stock Option Plan” or the “Plan”) pursuant to which the Board of Directors may from time to time in its discretion grant to officers, directors and other employees of the Company and its subsidiaries (who in the case of employees, must be full-time employees of the Company or of a subsidiary and who, in the opinion of the Board, are key employees), options to purchase unissued Common Shares.
      The following table sets out the total number of Common Shares which may be issued from and after the date of this Circular pursuant to options granted under the Plan, the number of Common Shares potentially issuable pursuant to options outstanding and unexercised under the Plan, and the remaining number of Common Shares available to be issued pursuant to options granted from and after the date of this Circular.

Common Shares available for future
Common Shares issuable under Plan			Common Shares issuable pursuant to			issuance pursuant to options granted
from and after March 4, 2005			outstanding unexercised options			after March 4, 2005

			Number of			Number of
			Common			Common
Maximum Number	Percentage		Shares	Percentage		Shares	Percentage

3,117,950	2.6	(1)	2,756,125	2.3	(1)	361,825	0.3	(1)
				88.4	(2)		11.6	(2)

(1)	Approximate percentage of the Company’s outstanding Common Shares on a non-diluted basis as at the date of this Circular.

(2)	Approximate percentage of the 3,117,950 total number of Common Shares which may be issued from and after the date of this Circular referred to in the first column.
     The maximum number of Common Shares which may be reserved for issuance to, or covered by any option granted to, any person may not exceed the lower of 5% of the outstanding issue or the maximum number permitted by the applicable securities laws and regulations of Canada or of the United States or any political subdivision of either, and the by-laws, rules and regulations of any stock exchange or other trading facility upon which the Common Shares are listed or traded, as the case may be. Apart from this restriction, there is no maximum number or percentage of securities under the Plan available to insiders of the Company or which any one person or company is entitled to receive under the Plan.
      The exercise price for each option granted under the Plan is the price fixed for such option by the Board which may not be less than the fair market value of the Common Shares on the date the option is granted. Commencing in 2002, the fair market value for this purpose is deemed to be the US Dollar equivalent of the closing price at which board lots of the Common Shares were traded on the TSX on the day preceding the date on which the option is granted or if no board lots are traded on such date then the US Dollar equivalent of the closing price at which board lots were traded on the most recent day upon which at least one board lot was traded. The US Dollar equivalent is determined by using the US Dollar/ Canadian Dollar Daily Noon Rate as published by the Bank of Canada on the day the closing price is established.
      Subject to certain limitations contained in the Plan, options may be granted upon and subject to such terms, conditions and limitations as the Board may from time to time determine with respect to each option, including terms regarding vesting. The Common Shares subject to any option may be purchased at such time or times after the option is granted as may be determined by the Board. Each option expires on an expiry date no later than ten years from the day the option was granted except that, subject to the right of the Board in its discretion to determine that a particular option may be exercisable during different periods, in respect of a different amount or portion or in a different manner:

(a)	in the case of death of an optionee prior to the expiry date, the option will be exercisable prior to the earlier of (i) the date which is one year from the date of death, and (ii) the expiry date;

(b)	in the case of disability or retirement of the optionee prior to the expiry date the option shall vest immediately; and

(c)	if the optionee ceases, for any other reason, to be a director, officer or employee of the Company or of a subsidiary of the Company prior to the expiry date, the option will be exercisable prior to the earlier of (i) the date which is 90 days from the date the optionee ceases to be a director, officer or employee and (ii) the expiry date.

      For each outstanding and unexercised option granted prior to 2005, other than the performance stock options described below, 50% of the shares subject to option vest on the first anniversary of the date of the grant, a further 25% vest on the second anniversary of the date of the grant, and the final 25% vest on the third anniversary of the date of the grant. For options granted in 2005 and (it is intended) in future years, one third of the shares subject to option vest on the first anniversary of the date of the grant, a further third on the second anniversary of the date of the grant and the final third vest on the third anniversary of the date of the grant. Each outstanding and unexercised option granted prior to 2005 expires, in the ordinary course, ten years after the date of their grant. Options granted in 2005 and (it is intended) in future years will expire, in the ordinary course, seven years after the date of their grant. With respect to executive officers who have Employment Agreements, in the event of a Change of Control, any option granted prior to the change of control, that is not by its terms then exercisable, shall be deemed to have become exercisable immediately prior to such change of control. The Employment Agreements further provide that, notwithstanding any terms of the Plan or option to the contrary, options granted may be exercised up to the expiry date of the exercise term of the particular option, provided that nothing shall preclude the compulsory acquisition of such options at their fair market value in the event of a going private transaction effected pursuant to the amalgamation, arrangement or compulsory acquisition provisions of the Canada Business Corporations Act or successor legislation thereto. No option may be transferable or assignable otherwise than by will or the laws of succession and distribution.
      In September 1999 “performance stock options” were granted to all executive officers and certain other key employees of the Company. The performance stock options were granted at a price of $4.47, the closing price of the Common Shares on the TSX on the day before the day of the grant. The vesting of the performance stock options is tied to the market value of the Common Shares after October 1, 2002. One third of the options vest if, after that date, the Common Shares trade at or above $10, a further one-third vest if the Common Shares trade at or above $15 and the options are fully vested if the Common Shares trade at or above $20. All performance stock options are now exercisable. Performance stock options expire on September 9, 2009.
      The Plan provides that the Board of Directors may at any time amend any of the provisions of the Plan subject to obtaining any required approval of appropriate stock exchanges or other regulatory authorities. TSX requirements expressly require that shareholder approval (excluding the votes of securities held directly or indirectly by insiders benefiting from the amendment) is required for (i) a reduction in the exercise price or purchase price or (ii) an extension of the term, under a security compensation arrangement (which would include the Plan) benefiting an insider of the Company. Nasdaq requirements generally require shareholder approval when a stock option plan is to be established or materially amended. For this purpose, material amendments would include (i) any material increase in the number of shares to be issued under the plan (other than to reflect a reorganization, stock split, merger, spin-off or similar transaction); (ii) any material increase in benefits to participants, including any material change to (a) permit a repricing (or decrease in exercise price) of outstanding options; (b) reduce the price and which shares or options may be offered or (c) extend the duration of the plan; (iii) any material expansion of the class of participants eligible to participate in the plan; and (iv) any expansion in the types of options or awards provided under the plan.
      In addition, the TSX has indicated that for plans that have a general amendment provision, the Exchange will not require security holder approval for the following types of amendments: (i) amendments of a “housekeeping” nature; (ii) a change to the vesting provisions of a security or a plan; (iii) a change to the termination provisions of a security or a plan which does not entail an extension beyond the original expiry date; and (iv) the addition of a cashless exercise feature, payable in cash or securities, which provide for a full deduction of the number of underlying securities from the plan reserve. The TSX has further indicated that it will require security holder approval for the following types of amendments: (a) any amendment to the number of securities issuable under the plan, including any increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage (but a change to a fixed maximum percentage which was previously approved by security holders or a reloading of securities after exercise under a fixed maximum percentage plan provided that the fixed maximum percentage of securities is not increased and the plan specifically provides for the reload will not require additional security holder approval); (b) any change to the eligible participants which would have the potential of broadening or increasing insider participation; (c) the addition of any form of financial assistance; (d) any amendment to a financial assistance provision which is more favourable to participants; (e) the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the plan reserve; and (f) the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer.

      The TSX has further noted that they may require security holder approval in other circumstances, and generally will do so for amendments which the Exchange staff consider fundamental changes to the plan which may lead to significant or reasonable dilution in the issuer’s outstanding securities, or may provide additional benefits to eligible participants, especially insiders, at the expense of the listed issuer and its existing security holders.
      In March 2005, the Company amended the Plan to clarify that options may be granted under the Plan to employees and directors of subsidiaries of the Company that may not be wholly-owned subsidiaries. An example would be employees of Atlas Methanol Company who are employed at the new Atlas facility in Trinidad. The Company has a 63.1% interest in Atlas and BP owns the remaining 36.9%. The amendment is subject to the approval of the TSX and Nasdaq.
SHAREHOLDER PROPOSALS
      Shareholder proposals to be considered at the 2006 annual general meeting of shareholders of the Company must be received at the principal executive offices of the Company no later than December 29, 2005 to be included in the information circular and form of proxy for such annual meeting.
ADDITIONAL INFORMATION
      Additional information relating to the Company is on SEDAR at www.sedar.com and at the Company’s website at www.methanex.com. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the most recently completed financial year.
      The Company will provide to any person or company, without charge to any security holder of the Company, upon request to the Corporate Secretary of the Company, copies of the Company’s Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Company’s comparative consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2004 together with the accompanying auditor’s report and any interim consolidated financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year, and the Company’s Information Circular in respect of the Meeting to be held on May 5, 2005.
      If a registered holder or beneficial owner of the Company’s securities, other than debt instruments, requests the Company’s annual or interim financial statements or MD&A, the Company will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Company receives the request) to the person or company that made the request, without charge. Pursuant to National Instrument 51-102, the Company is required to annually send a request form to registered holders and beneficial owners of the Company’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Company’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Company is only required to deliver financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically request a copy of the financial statements or MD&A from the Company may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com and the Company’s website at www.methanex.com.

APPROVAL BY DIRECTORS
      The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.
      DATED at Vancouver, British Columbia this 4th day of March, 2005.
(signed) Randy Milner
Senior Vice President, General Counsel
and Corporate Secretary

SCHEDULE A
METHANEX CORPORATE GOVERNANCE PRINCIPLES

1.   OBJECT OF THESE CORPORATE GOVERNANCE PRINCIPLES

      The Board of Directors of Methanex Corporation (the “Company”) has adopted these Corporate Governance Principles as it is responsible for providing the foundation for a system of principled goal-setting, effective decision-making and ethical actions, with the objective of establishing a vital corporate entity that provides value to the Company’s shareholders.
2.   CODE OF ETHICS

      All directors, officers and employees are expected to display the highest standard of ethics. The Company shall adopt a Code of Business Conduct to establish guidelines for ethical and good business conduct by directors, officers, and employees and the Code shall include guidance regarding conflicts of interest, corporate opportunities, confidentiality and protection of company assets. The Board, through the Corporate Governance Committee, shall annually review the Code’s contents.
3.   BOARD RESPONSIBILITIES

      The business of the Company is conducted by its employees, managers and officers, under the direction of the President and Chief Executive Officer (the “CEO”) and the stewardship and supervision of the Board of Directors.
      The Board oversees and provides policy guidance on the business and affairs of the Company. In particular, the Board monitors overall corporate performance, oversees succession planning for and performance of, executive officers including the appointment and performance of the CEO, adopts a strategic planning process and approves, at least annually, a strategic plan, evaluates the integrity of the Company’s internal control, information and other management systems, identifies and oversees the implementation of systems to manage the principal risks of the Company’s business and oversees the implementation of a communication policy for the Company.
4.   DIRECTOR RESPONSIBILITIES

Act in best interests
      The primary responsibility of each director is to:

a)	act honestly and in good faith with a view to the best interest of the Company; and,

b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
Participation
      Directors are expected to prepare for, attend, and participate in meetings of the Board and the committees of which they are members. Directors will maintain the confidentiality of the deliberations and decisions of the Board and information received at meetings, except as may be specified by the Chairman or if the information is publicly disclosed by the Company.
Performance
      Performance as a director is the main criterion for determining a director’s on-going service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process which shall include a self-evaluation and a confidential discussion with the Chairman.
Ongoing education
      Directors are encouraged to attend seminars, conferences, and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. From time to time, the Corporation will arrange for site visits and other special presentations intended to deepen the directors’ familiarity with the Company and its affairs.

5.	BOARD LEADERSHIP

Selection of Chairman and CEO
      The Board elects its Chairman and appoints the Company’s CEO. As a general principle, the Board believes that the Chairman and the CEO should not be the same person.
Lead independent director
      The independent directors on the Board (please refer to Schedule A for definition of independent director) may select from among themselves a Lead Independent Director. The Lead Independent Director chairs regular meetings of the independent directors and assumes other responsibilities described in the Terms of Reference for the Lead Independent Director or which the Corporate Governance Committee may designate.

6.	BOARD MEMBERSHIP

Criteria for Board membership
      The Corporate Governance Committee will review each year the credentials of candidates to be considered for nomination to the Board. The objective of this review will be to maintain a composition of the Board which provides a satisfactory mix of skills and experience. This review will include taking into account the desirability of maintaining a reasonable diversity of personal characteristics but maintaining common characteristics such as personal integrity, achievement in individual fields of expertise and a willingness to devote necessary time to Board matters. The Board expects that the Corporate Governance Committee will take action to effect changes in incumbent directors if, in the opinion of the Committee after discussion with the Chairman/ CEO, such changes are deemed appropriate.
New directors
      The Corporate Governance Committee is responsible for identifying new candidates to be recommended for election to the Board and is also responsible for establishing criteria for the selection of new directors and conducting all necessary inquiries into their backgrounds and qualifications and making recommendations to the full Board.
Orientation
      The Company will provide new directors with an orientation to the Company, its management structure and operations, the industry in which the Company operates, and key legal, financial, and operational issues. An information package will be provided which will include information about the duties of directors, the business of the Company, documents from recent Board meetings, information regarding corporate governance and the structure and procedures of the Board and its committees. New directors will also be provided with an opportunity to meet senior management and other directors and to tour the Company’s operations.
Board composition
      The Company’s By-laws provide for the directors to establish the number of directors to sit on the Board within a broad minimum/maximum range. The directors are to determine a size of Board large enough to provide a diversity of expertise and opinion, yet small enough to allow for efficient operation and decision-making. The Corporate Governance Committee annually reviews the size of the Board and recommends any changes it determines appropriate. The Board is to be composed of a substantial majority of independent directors.
Directors who change their present occupation
      Directors who retire or otherwise leave or change the position they held when they first were appointed to the Board should not necessarily leave the Board. In this circumstance, the Corporate Governance Committee shall review the appropriateness of a director’s continued service on the Board. When continued service does not appear appropriate, the director may be asked to stand down.
Term limits
      The Directors are elected by the shareholders at every Annual General Meeting. The term of office of each director shall expire at the close of the Annual General Meeting of Shareholders following that at which he or she was elected.
      Cumulative term limits for directors should not be established as this could have the effect of forcing directors off the Board who have gained a deep and detailed knowledge of the company’s operations and business affairs. At the same time, the value of some turnover in Board membership to provide an ongoing input of fresh ideas and new knowledge is recognized. The Corporate Governance Committee shall review annually the membership of the Board to enable the Board to manage its overall composition and maintain a balance of directors to ensure long-term continuity.
Other Board memberships
      Whether service on other boards is likely to interfere with the performance of a director’s duties to the Company depends on the individual and the nature of his other activities. The Board believes that the commitment required for effective membership on the Company’s Board is such that directors are to consult with the Chairman and the Chair of the Corporate Governance Committee prior to accepting an invitation to serve on another board.

7.	BOARD COMPENSATION

      Directors are required to devote significant time and energy to the performance of their duties. To attract and retain able and experienced directors, they are to be compensated competitively. The Corporate Governance Committee is responsible for reviewing the compensation and benefits of directors and making a recommendation to the Board. Directors who are employees of the Company receive no additional compensation for service on the Board.
      Director compensation consists of cash and share-based long-term incentives. The cash portion may be comprised of an annual retainer, meeting fees and supplemental fees for committee chairs. The long-term incentives will normally be structured so as to vest over time because time-based vesting assists in retaining the continued services of directors and aligning their actions with long-term shareholder interests.

8.	SHARE OWNERSHIP

      The Company shall establish guidelines for Company stock ownership by directors, executive officers and other managers of the Company as such guidelines help to more closely align their economic interests with those of other stockholders.

9.	ASSESSING THE BOARD’S PERFORMANCE

      The Board and each Board committee will conduct an annual self-evaluation. The Corporate Governance Committee is responsible for overseeing these evaluations and reporting their results to the Board. The purpose of these reviews is to contribute to a process of continuous improvement in the execution of the responsibilities of the Board and its committees.
      All directors are encouraged to make suggestions on improving the practices of the Board and its committees at any time and direct those suggestions to the Chairman or the appropriate committee chair.

10.	BOARD’S INTERACTION WITH STAKEHOLDERS

      It is the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. If comments from the Board are appropriate, they should, in most circumstances, come from the Chairman. If shareholders or other stakeholders communicate with the Chairman or other directors, management will be informed and consulted to determine the appropriate response.

11.	MEETING PROCEDURES

Scheduling of Board meetings and selection of agenda items
      The Board normally holds five regular Board meetings each year. The Chairman and the CEO, in consultation with the Corporate Secretary, develops the agenda for each Board meeting. Directors are encouraged to suggest items they would like to have considered for the meeting agenda.
Board materials distributed in advance
      Information supporting Board meeting agenda items is to be provided to directors approximately seven days before the meeting. Such materials should focus attention on the critical issues to be considered by the Board.

Non-directors at Board meetings
      The Chairman shall ensure those Company officers and other members of management who attend Board meetings (1) can provide insight into the matters being discussed and/or (2) are individuals with high potential who the directors should have the opportunity to meet and evaluate. Management should consult with the Chairman if it proposes that any outside advisors attend a Board meeting.
Sessions of independent directors
      Every Board meeting shall be accompanied by an independent directors’ session at which no executive directors or other members of management are present. The object of the session is to ensure free and open discussion and communication among the non-executive, independent directors. The Lead Independent Director shall chair such meetings and regularly advise the Chair of the business of such meetings.

12.	COMMITTEE MATTERS

Committee structure
      The Board, through the Corporate Governance Committee, shall constitute such committees as it determines necessary and as may be required by law. Each committee will have its own mandate which shall set forth the committee’s responsibilities, structure and procedure.
      The current committee structure and the performance of each committee is to be reviewed annually by the Corporate Governance Committee.
Assignment of directors to committees
      The Corporate Governance Committee is responsible for proposing to the Board the chair and members of each committee on an annual basis. In preparing its recommendations, the Committee will consult with the Chairman and the CEO and take into account the preferences of the individual directors.
      Committee assignments should be based on the director’s knowledge, interests and areas of expertise. The Board believes experience and continuity are more important than rotation and that Directors should only be rotated if doing so is likely to improve Committee performance or facilitate the work of the Committee.
Frequency and length of committee meetings
      Each committee chair will develop that committee’s meeting agenda through consultation with members of the committee, management and the Corporate Secretary. The chair of each committee will determine the schedule of meetings of that committee based upon an annual work plan designed to discharge the responsibilities of the committee as set out in its mandate.

13.	BOARD RELATIONSHIP TO SENIOR MANAGEMENT

      Directors have complete access to the Company’s senior management. Written communications from directors to members of management will be copied to the Chairman and the CEO.
      The Board also encourages directors to make themselves available for consultation with management outside Board meetings in order to provide counsel on subjects where such directors have special knowledge and experience.

14.	ACCESS TO RESOURCES AND ENGAGEMENT OF ADVISORS

      The Board and each committee shall have the resources and authority appropriate to discharge their duties and responsibilities. This shall include the power to hire outside advisors without consulting or obtaining the approval of management in advance. Any individual director who wishes to engage an outside advisor should review the request with the Chairman.

15.	EVALUATION AND SUCCESSION OF EXECUTIVE OFFICERS

Performance evaluation of the CEO
      The Board, through the Human Resources Committee, will annually review the CEO’s performance as measured against mutually agreed goals and objectives. This review will also be used in establishing the CEO’s annual compensation.

Performance evaluation and succession planning of executive officers
      The Board, through the Human Resources Committee, will annually review the performance and compensation packages of the officers of the Company who report directly to the CEO and any other officers whose compensation is required to be publicly disclosed and will also annually review the succession plan for the CEO and the executive officers.

16.	REVIEW OF CORPORATE GOVERNANCE PRINCIPLES

      The Corporate Governance Committee shall review these Corporate Governance Principles annually and report to the Board any recommendations it may have for their amendment.
Schedule A to the Methanex Corporate Governance Principles
      An “independent director” is a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, provided however that persons who fall within any of the categories set out below will be deemed not to be independent.

(1)	a director who is, or at any time during the past three years was, employed by the Company, its parent or any subsidiary of the Company;

(2)	a director who accepts or has a “family member” (which is defined to include a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home) who accepts any payments from the Company, its parent or any subsidiary of the Company, in excess of US$60,000 during the current fiscal year or any of the past three fiscal years, other than compensation for board or committee service, payments arising solely from investments in the Company’s securities, compensation paid to a family member who is a non-executive employee of the Company, its parent or a subsidiary of the Company, benefits under a tax-qualified retirement plan, or non-discretionary compensation;

(3)	a director who is a family member of an individual who is, or has been in any of the past three years, employed by the Company, its parent or by any subsidiary of the Company as an executive officer;

(4)	a director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company’s securities and payments under non-discretionary charitable contribution matching programs) in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or US$200,000, whichever is more;

(5)	a director who is or has been, or has a family member who is or has been, employed as an executive of another entity at any time during the past three years where any of the Company’s executives serve on the compensation committee of that other entity; and

(6)	a director who is, or has a family member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor, and worked on the Company’s audit, at any time during the past three years.

SCHEDULE B
STATEMENT OF CORPORATE GOVERNANCE GUIDELINES

TSX Corporate Governance Guidelines	Comment

1. The board should explicitly assume responsibility for stewardship of the company	The Board has explicitly assumed responsibility for the stewardship of the Company.

The Methanex Corporate Governance Principles attached as Schedule A to this Circular, state that it is the responsibility of the Board to monitor overall corporate performance, adopt a strategic planning process, identify and oversee the implementation of systems to manage the principal risks of the Company’s business, oversee succession planning for executive officers including the appointment and performance of the Chief Executive Officer, oversee the implementation of a communication policy for the Company and evaluate the integrity of the Company’s internal control and management systems.

The board should assume responsibility for:

a. Adoption of a strategic planning process	The Board has assumed responsibility for ensuring that the Company follows a well-defined annual strategic planning process. As part of that process, the Board reviews draft plans, approves final plans and conducts periodic progress reviews. The process culminates in approval by the Board of a strategic plan which analyzes the methanol industry, identifies the values which guide the Company and sets out the Company’s competitive positioning, strategic initiatives and major risks.

b. Identification of principal risks and the implementation of appropriate risk- management systems	The Board, both directly and through the Audit, Finance and Risk Committee and the Responsible Care Committee, has assumed responsibility for identification of the principal risks of the Company’s business and for overseeing the implementation of appropriate systems for managing these risks. In its deliberations, the Board discusses the principal risks facing the Company. The Audit, Finance and Risk Committee reviews the actions of management concerning risks relating to operations such as currency, insurance and shipping risks, and reviews and approves actions relating to the Company’s insurance program and currency hedging. The Responsible Care Committee reviews risks relating to the environment, occupational health and safety and the Company’s operations as they relate to compliance with Responsible Care. See pages 14 and 15 for more information about the activities of both of these committees.

c. Succession planning, including appointing, training and monitoring senior management	The Human Resources Committee conducts annual succession planning reviews relating to the Chief Executive Officer and the Company’s other senior managers and reports to the Board. At that review, the Committee reviews each of the Company’s senior managers and discusses their potential succession candidates and other succession issues and actions within each of their spheres of responsibility. The Committee also ensures that there is a strong human resource strategy in place which includes processes to develop leadership through training and other performance management initiatives. See page 15 for more information about the activities of this Committee.

TSX Corporate Governance Guidelines	Comment

d. Communications policy	The Company has a written communications policy governing the content and method of disclosing corporate information to shareholders, the public and others. This policy is reviewed annually by the Board. Through the policy, the Company commits itself to disclosing to the public material information about the Company that is full, fair, timely, accurate and in plain English. All public financial and certain other disclosure information is reviewed and approved by the Audit, Finance and Risk Committee and, where appropriate, by the Corporate Governance Committee, Human Resources Committee or the full Board.

The Company communicates with its shareholders and others through a variety of channels, including its annual report, quarterly reports, annual information form, news releases, web site and at industry conferences. The Chief Executive Officer and other senior officers meet periodically with financial analysts and institutional investors. The Company’s investor relations and public affairs departments also provide information about the Company to shareholders and the public and respond to their inquiries.

e. Integrity of internal control and management information systems	The Audit, Finance and Risk Committee reviews and reports to the Board on the Company’s internal control procedures, reviews with the auditors the Company’s internal controls, procedures and accounting practices and reviews the Company’s programs and policies regarding the adequacy and effectiveness of internal controls over the Company’s accounting and financial reporting systems.

The Audit, Finance and Risk Committee conducts regular reviews with both management and the Company’s internal and external auditors regarding the adequacy and effectiveness of the Company’s internal controls procedures and reports to the Board.

2.   Majority of directors should be “unrelated” (meaning independent of management and free from any interest and any business or other relationship, which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding)
Ten directors are standing for election in 2005. The Board has determined that eight of the ten directors standing for election in 2005 are “unrelated” directors within the meaning of the TSX Guidelines and “independent” using the criteria of the Canadian Securities Administrators (CSA) in Multilateral Instrument 52-110 — Audit Committees and the Nasdaq Rules.

3. Disclose whether each director is “unrelated”	Mr. Aitken and Mr. Choquette are the only “related” directors within the meaning of the TSX Guidelines and are not “independent” using the criteria contained in Multilateral Instrument 52-110 and the Nasdaq Rules. Mr. Aitken is the President and Chief Executive Officer of the Company. Mr. Choquette is the Company’s Chairman of the Board. He held the position of President and Chief Executive Officer from October 1994 to September 2003 and then Chairman of the Board and Chief Executive Officer to May 2004.

TSX Corporate Governance Guidelines	Comment

4.   Appoint a committee of directors responsible for proposing new directors and for assessment of directors, composed exclusively of non-management directors, a majority of whom are also unrelated directors
The Corporate Governance Committee, all of whose members are non-management and unrelated directors, recommends suitable candidates for the Board and ensures that qualifications for the Board have been maintained.

The Committee establishes the criteria for the selection of new directors and identifies and recommends suitable candidates taking into account all factors it considers appropriate, including the overall composition of the Board and desirable individual characteristics. The Committee is also responsible for overseeing an annual director evaluation process.

5. Implement a process for assessing the effectiveness of the board, its committees and individual directors	The Corporate Governance Committee oversees a comprehensive assessment process which allows each director to annually evaluate their own performance as well as the performance of the Board, its Committees, and the Chairman of the Board. In addition, each committee conducts an annual self-assessment.

The results of these evaluations are reported to the Board. The Chairman of the Board annually reviews the performance of each director on a one-on-one basis after monitoring the effectiveness of each director throughout the year and considering the results of the self-assessment which each director completes.

6. Provide orientation and education programs for new directors	Each new director is provided with a written orientation package relating to the Company as well as information on the responsibilities and liabilities of directors. In addition, Board members periodically visit plant locations. The Company has also made available to the directors educational programming addressing topics of interest to directors.

7. Examine board size and undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making	At the Annual General Meeting on May 5, 2005, ten directors will stand for election. The Corporate Governance Committee annually reviews the size of the Board and makes a recommendation to the Board.

The Board is of the view that its current membership has the necessary skills and experience and is generally of a size to provide for effective decision-making, the staffing of Board committees and dealing with succession requirements.

8. Review adequacy and form of compensation of directors in light of risks and responsibilities	The Corporate Governance Committee annually reviews and recommends to the Board the remuneration of directors of the Company in light of the risks and responsibilities assumed and external findings concerning competitiveness with comparator companies. In November 2004, the Board determined that the existing director compensation retainer, fee structure and amounts are adequate but did increase directors’ share ownership guideline to two times the combined annual retainer and value of their annual long-term incentive plan award. The Board has also established, commencing in 2005, a “flat fee” annual retainer in respect of the Chairman of the Board. Details of directors’ compensation are disclosed on page 17 and the number of Common Shares, Deferred Share Units and Restricted Share Units held by each director is disclosed commencing on page 5.

TSX Corporate Governance Guidelines	Comment

9. Committees should generally be composed of non-management directors, a majority of whom should be unrelated	The Board has five committees. All of the committees of the Board are composed entirely of non-management and unrelated directors.

The report of each committee, including the names of the chair and members, how often each committee met and overall attendance rate during 2004 is disclosed commencing on page 14. A summary of each director’s attendance record at committee meetings during 2004 is disclosed on page 11.

10. The board should expressly assume responsibility for, or assign a committee responsibility for developing the company’s approach to corporate governance issues including being responsible for the Company’s response to these TSX Guidelines
The Corporate Governance Committee has been assigned responsibility for recommending to the Board a set of corporate governance principles for the Company. The Board adopted a set of Corporate Governance Principles in 2003 and they are attached as Schedule A to this Circular. The Principles are reviewed annually. The Committee also keeps abreast of corporate governance developments and makes recommendations to the Board in light of such developments as may be appropriate. The Committee is also responsible for reviewing the Company’s response to the TSX Guidelines and recommending it to the Board for consideration and approval.

11. Develop position descriptions for:

a. The board	The Company’s Corporate Governance Principles contains a Board mandate. The Principles state that the business of the Company is conducted under the stewardship and supervision of the Board and that the Board oversees and provides policy guidance on the business and affairs of the Company. The Principles also set out the more significant responsibilities of the Board: monitoring overall corporate performance, adopting a strategic planning process, identifying and overseeing the implementation of systems to manage the principal risks of the Company’s business, overseeing succession planning for executive officers, overseeing the implementation of a communication policy for the Company and evaluating the integrity of the Company’s internal control and management systems.

The Corporate Governance Principles also set out the responsibilities of each director. The Board has also established written Terms of Reference for the Chairs of each of the committees.

b. The chief executive officer. The board should also approve or develop the corporate objectives which the CEO is responsible for meeting	The Human Resources Committee annually reviews the corporate and personal performance objectives which the Chief Executive Officer is responsible for meeting and these objectives are then approved by the Board. See Page 25 for more complete information on these performance objectives.

TSX Corporate Governance Guidelines	Comment

12. Establish structures and procedures to enable the board to function independently of management	The Board has established the following procedures to enable the Board to function independently of management:

• The Company’s Corporate Governance Principles delineate the Board’s responsibilities from those of management.

• The Board has named a Lead Independent Director and has established written Terms of Reference for the position.

• The independent directors, meet regularly after each Board meeting in sessions chaired by the Lead Independent Director.

• The Board has established Terms of Reference for the Chairman of the Board making him responsible for ensuring that governance structures exist to permit the Board to function independently of management.

• The Corporate Governance Committee is responsible for monitoring the relationship between the Board and management.

Prior to May 2004, Mr. Choquette was both the Chairman of the Board and Chief Executive Officer of the Company. Mr. Choquette retired as Chief Executive Officer in May 2004 and now acts as non-executive Chairman of the Board. Mr. Choquette is not an independent director according to the definition contained in Multilateral Instrument 52-110 and the Nasdaq Rules.

13. Establish an audit committee with a specifically defined mandate, with all members being non-management directors. The role of the committee should be defined. The committee should have direct communication channels with the internal experience of its members and other Committee information may be found in the and external auditors. The committee should have responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the committee to ensure that management has done so
The Board has established an Audit, Finance and Risk Committee with a written mandate that is summarized on page 14. The Committee is comprised exclusively of non-management and unrelated directors and meets at least annually with the external auditors without management present. All Committee members are independent as defined in Multilateral Instrument 52-110 and the Nasdaq Rules.

The mandate of the Committee is clear that the external auditors report directly to the Committee, that the Committee has the authority to communicate directly with the external and internal auditors and that it is the Committee’s responsibility to review the Company’s internal control procedures.

The complete mandate of this Committee together with the relevant education and experience of its member is found in the “Audit Committee Information” section of the Company’s Annual Information Form dated March 21, 2005.

14. Implement a system to enable individual directors to engage outside advisers, at the company’s expense	The Company’s Corporate Governance Principles establish a process by which the Board, a Committee or an individual director may engage outside advisers at the expense of the Company.

Beneficial Owner
METHANEX CORPORATION
REQUEST FOR ANNUAL AND INTERIM FINANCIAL STATEMENTS
AND MD&A
     National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) requires that Methanex Corporation (the “Company”) send annually a request form to registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the Company’s annual financial statements and Management’s Discussion & Analysis form (“MD&A”) for the annual financial statements and the interim financial statements and MD&A for the interim financial statements, or both. Under NI 51-102 the Company is only required to deliver financial statements and MD&A to a person or company that requests them. If you wish to receive the Company’s annual financial statements and annual MD&A or interim financial statements and interim MD&A, you should either 1) submit your request online at www.cibcmellon.com/ FinancialStatements (entering Code Number 5532A); or 2) complete the Beneficial Holder Return Form (the “Return Form”) on the reverse. Please forward the completed Return Form to the Company’s registrar and transfer agent at the following address:
CIBC Mellon Trust Company
Suite 1600, 1066 West Hastings Street
Vancouver, BC V6E 3X1
     The applicable financial statements and MD&A will be sent, without charge, to the person that made the request. If any beneficial owner does not so request such documents, such owner may not be sent these documents. The Company reserves the right, in its discretion, to send annual financial statements and MD&A, or any interim financial statements and MD&A, to all beneficial owners who are identified under NI 54-101 as having chosen to receive securityholder materials sent to beneficial owners of securities, notwithstanding elections such beneficial owners may make under the Request Form.
     The requirements under NI 51-102 regarding delivery of financial statements and MD&A are in addition to and separate from the procedures regarding delivery of materials pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). However, failure to return the Return Form or otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner’s standing instructions under NI 54-101 in respect of such financial statements and MD&A. NI 51-102 requires that this request form must be sent to beneficial owners of securities who are identified under NI 54-101 as having chosen to receive all securityholder materials sent to beneficial owners. As a result, beneficial owners that have been instructed their intermediary to not forward annual meeting materials distributed by the Company may not receive this election form.
     Please note that only beneficial owners of the Company’s securities should return the Return Form or submit an online request. If you are a registered holder of the Company’s securities you should review the separate Request for Annual and Interim Financial Statements and MD&A which is applicable to registered holders and complete the Return Form on the reverse. (For the purposes hereof “registered holders” refers to persons with securities registered in their name (and, in the case of securities which are registered in the name of a “depository,” as defined in NI 54-101, includes a person that is a “participant in a depository,” as defined in that Instrument) and “beneficial owner” refers to a person or company that beneficially owns securities that are not registered in his or her name, which are held by an “intermediary,” as defined in NI 54-101, (such as a broker or trust company), that is the person or company that is identified as providing instructions contained in a client response form provided pursuant to NI 54-101 or, if no instructions are provided, the person or company that has the authority to provide those instructions).
     If you are a beneficial owner, you may wish to provide a copy of the Return Form to the intermediary through which your securities are held, or, if you wish, make arrangements for such intermediary to return the Return Form on your behalf. The Company is only required to deliver financial statements and MD&A to the person or company that requests them. As a result, if a beneficial owner requests financial statements and MD&A through an intermediary, the Company is only required to deliver the requested documents to the intermediary. Further, if you are returning the Return Form directly you should provide your intermediary with a copy of the form so that the intermediary is aware of your request. In addition, if prior to receiving an annual request form next year, you hold any securities of the Company through a different intermediary, you may wish to inform that intermediary of your instructions pursuant to the Return Form.
     Please note that a request form will be mailed each year. The request to receive financial statements and MD&A pursuant to the Return Form shall be considered applicable to the Company’s annual financial statements and MD&A for the fiscal year ending December 31, 2005 and all interim financial statements and MD&A which the Company may send to securityholders after the sending of this request form and prior to the Company sending a request form in a subsequent year. Beneficial owners that wish to receive either Annual Financial Statements and MD&A or Interim Financial Statements and MD&A must return the Return Form or otherwise specifically request a copy of the financial statements and MD&A each year to receive such documents thereafter. If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A. The Company is not required to send copies of the financial statements and MD&A that was filed more than two years before it receives such request. A copy of the Company’s financial statements and MD&A may be accessed under the Company’s profile at www.sedar.com.

(BENEFICIAL OWNERS SHOULD COMPLETE AND RETURN THIS FORM)
BENEFICIAL OWNER RETURN FORM
METHANEX CORPORATION
The undersigned:

(a) hereby requests that the undersigned be sent a copy of the Annual Financial Statements(1) and MD&A for such statements	☐

[check this box if you wish to elect to RECEIVE the Annual Financial Statements(1) and MD&A relating to such statements]

(b) hereby requests that the undersigned be sent a copy of the Interim Financial Statements(2) and MD&A for such statements	☐

[check this box if you wish to elect to RECEIVE the Interim Financial Statements(2) and MD&A relating to such statements]
The undersigned certifies that the undersigned is a beneficial owner of securities of the Company (other than debt instruments). The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Company.

Name(3):

Address(4):

Signature(5):	Date:

Name & title of person signing if different from name above:

Name and address of intermediary through which securities are held (if applicable)(6):
We encourage you to submit your request online at www.cibcmellon.com/ FinancialStatements. Our Company Code Number is 5532A.
NOTE: Do not return this card by mail if you have submitted your request online.

(1)	For the fiscal year ending December 31, 2005.

(2)	Refers to Interim Financial Statements and MD&A issued after the sending of this form and before the sending of the form in 2006.

(3)	Please print clearly.

(4)	Insert the address, including postal or zip code to which you wish the financial statements and MD&A to be sent. If you wish the documents to be sent to an intermediary through which you hold the securities, provide the name and address of the intermediary.

(5)	If beneficial owner is not an individual, signature of an authorized signatory.

(6)	If securities are held through an intermediary, but you wish the financial statements and MD&A to be sent to you, provide this information so that the Company can coordinate with the intermediary, if necessary. If you are an objecting beneficial owner, or “OBO,” as defined in NI 54-101, and you wish the financial statements and MD&A to be sent to you through the intermediary that holds securities on your behalf, you should arrange for the intermediary to arrange to request the documents on your behalf.

Registered Holder
METHANEX CORPORATION
REQUEST FOR ANNUAL AND INTERIM FINANCIAL STATEMENTS
AND MD&A
     National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) requires that Methanex Corporation (the “Company”) send annually a request form to registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the Company’s annual financial statements and Management’s Discussion & Analysis form (“MD&A”) for the annual financial statements and the interim financial statements and MD&A for the interim financial statements, or both. Under NI 51-102 the Company is only required to deliver financial statements and MD&A to a person or company that requests them. If you wish to receive the Company’s interim financial statements and interim MD&A, you should either 1) submit your request online at www.cibcmellon.com/ FinancialStatements (entering Code Number 5532); or 2) complete the Registered Holder Return Form (the “Return Form”) on the reverse and forward the completed Return Form to the Company’s registrar and transfer agent at the following address:
CIBC Mellon Trust Company
Suite 1600, 1066 West Hastings Street
Vancouver, BC V6E 3X1
     In addition to the requirements of NI 51-102, pursuant to the requirements of the Canada Business Corporations Act (the “CBCA”), the Company must send a copy of its annual financial statements to each registered shareholder, except to a shareholder who has informed the Company in writing that he or she does not want a copy of such statements. If you are a registered shareholder and do NOT want to receive a copy of the Company’s annual financial statements and annual MD&A (collectively, the “Annual Financial Statements and MD&A”), you should complete the box in paragraph (a) on the Return Form. Registered holders that do not complete that box will continue to be sent the annual financial statements as required pursuant to the CBCA, as well as the annual MD&A.
     Whether or not you are electing in paragraph (a) of the Return Form not to receive a copy of the Annual Financial Statements & MD&A, if you wish to receive the Company’s interim financial statements and interim MD&A (collectively, the “Interim Financial Statements and MD&A”) you should complete paragraph (c) of the Return Form.
     The applicable financial statements and MD&A will be sent, without charge, to the person that made the request. If any registered holder does not so request such documents, such holder may not be sent these documents. The Company reserves the right, in its discretion, to send annual financial statements and MD&A to all registered holders, notwithstanding elections which such holders may make under the Request Form.
     Please note that only registered holders of the Company’s securities should return the Return Form or submit an online request. If you are a beneficial owner of the Company’s securities but not a registered holder, you should review the separate Request for Annual and Interim Financial Statements and MD&A which is applicable to beneficial owners and complete the Return Form on the reverse. (For the purposes of paragraphs (b) and (c) on the Return Form “registered holders” refers to persons with securities registered in their name (and, in the case of securities which are registered in the name of a “depository,” as defined in NI 54-101, includes a person that is a “participant in a depository,” as defined in that Instrument).
     Please note that a request form will be mailed each year. Registered holders that have informed the Company pursuant to paragraph (a) on the Return Form that they do not want to receive a copy of the Company’s Annual Financial Statements and MD&A who subsequently change their mind should specifically request to receive such statements and MD&A. Such a request received at any time will be considered to override any prior advice that such holder does not wish to receive such statements. The request to receive financial statements and MD&A pursuant to paragraphs (b) or (c) on the Return Form shall be considered applicable to the Company’s annual financial statements and MD&A for the fiscal year ending December 31, 2005 and all interim financial statements and MD&A which the Company may send to securityholders after the sending of this request form and prior to the Company sending a request form in a subsequent year. Registered holders that wish to receive Interim Financial Statements and MD&A must return the Return Form or otherwise specifically request a copy of the financial statements or MD&A each year to receive such documents thereafter. If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A. The Company is not required to send copies of any financial statements and MD&A that was filed more than two years before it receives such request. A copy of the Company’s financial statements and MD&A may be accessed under the Company’s profile at www.sedar.com.

(REGISTERED HOLDERS SHOULD COMPLETE AND RETURN THIS FORM)
REGISTERED HOLDER RETURN FORM
METHANEX CORPORATION
The undersigned:

(a) hereby informs the Company that the undersigned does not want a copy of the Annual Financial Statements (1) & MD&A for such statements	☐

[only check this box if you wish to elect NOT to receive the Annual Financial Statements(1) and MD&A relating to such statements]

(b) hereby requests that the undersigned be sent a copy of the Annual Financial Statements(1) and MD&A for such statements	☐

[check this box if you wish to elect to RECEIVE the Annual Financial Statements(1) and MD&A relating to such statements(2)]

(c) hereby requests that the undersigned be sent a copy of the Interim Financial Statements(3) and MD&A for such statements	☐

[check this box if you wish to elect to RECEIVE the Interim Financial Statements(3) and MD&A relating to such statements]
The undersigned certifies that the undersigned is a registered holder of securities of the Company (other than debt instruments). The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Company.

Name(4):

Address(5):

Signature(6):	Date:

Name & title of person signing if different from name above:
We encourage you to submit your request online at www.cibcmellon.com/ FinancialStatements. Our Company Code Number is 5532.
NOTE: Do not return this card by mail if you have submitted your request online.

(1)	For the fiscal year ending December 31, 2005.

(2)	Registered holders will continue to be sent Annual Financial Statements and MD&A whether or not this paragraph is completed unless the holder has informed the Company in writing that he or she does not want a copy of such statements.

(3)	Refers to interim financial statements and MD&A issued after the sending of this form and before the sending of the form in 2006.

(4)	Please print clearly.

(5)	Insert the address, including postal or zip code to which you wish the financial statements and MD&A to be sent.

(6)	If registered holder is not an individual, signature of an authorized signatory.

SEE REVERSE FOR IMPORTANT INFORMATION
RELATING TO VOTING ESPP SHARES
VOTING INSTRUCTIONS
TO
M.R.S. TRUST COMPANY
ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
METHANEX CORPORATION
TO BE HELD ON MAY 5, 2005
AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF
      I,                               , a participant in the Methanex Corporation Share Purchase Plan for Employees (hereinafter referred to as the “Plan”), hereby instruct M.R.S. Trust Company, as Trustee of the Plan, to exercise at the above meeting, or give or grant a proxy to any person which M.R.S. Trust Company may select, to exercise, with full power of substitution, the voting rights pertaining to all the Common Shares of the Company held to my credit as follows:
Indicate your voting choice with a check mark (✓) in the appropriate box.

1.	To elect the following persons as directors of the Company to hold office until the sooner of the next annual general meeting of the Company or their ceasing to hold office:

	VOTE	WITHHOLD
	FOR	VOTE
Bruce Aitken	☐	☐
Howard Balloch	☐	☐
Pierre Choquette	☐	☐
Robert Findlay	☐	☐
Brian Gregson	☐	☐
A. Terence Poole	☐	☐
John Reid	☐	☐
Monica Sloan	☐	☐
Graham Sweeney	☐	☐
Anne Wexler	☐	☐

2.	To re-appoint KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year:

VOTE FOR ☐	WITHHOLD VOTE ☐

3.	To vote FOR ☐ or AGAINST ☐ authorizing the directors to fix the remuneration of the auditors.
      With respect to any amendments or variations to the matters listed above or identified in the Notice of Annual General Meeting of Shareholders and any other matters which may properly come before the Meeting, the undersigned confers discretionary authority on the person voting on behalf of the undersigned to vote in accordance with the best judgment of that person.

Date:	, 2005

Signature of Holder
INSTRUCTIONS:

1.	Record your instructions, sign and mail to GRS Securities Inc. in the attached envelope. Alternately, your instructions may be faxed using the following numbers:
       If faxing from North America: 1-800-567-3351
       If faxing from outside North America: 519-850-4157

2.	If you do not wish to specifically instruct the Trustee how to vote or refrain from voting as the case may be, you should not check any of the above squares. If no specific voting choice has been given for an item, the Trustee or its proxy will vote the shares represented by this Voting Instruction FOR that item.

IMPORTANT INFORMATION FOR PARTICIPANTS IN THE
METHANEX CORPORATION SHARE PURCHASE PLAN FOR EMPLOYEES
      Common shares purchased by an employee of the Company under the Methanex Corporation Share Purchase Plan for Employees (“ESPP”) remain registered in the name of M.R.S. Trust Company as Trustee of the ESPP, unless the employee withdraws their shares from the ESPP. Once withdrawn, the shares may either become registered in the name of the employee or an intermediary. (For more information, see Part I — “VOTING” contained in the Information Circular.)
      Voting rights attached to ESPP shares which remain registered in the name of M.R.S. Trust Company may be exercised by employees or their attorneys authorized in writing, by indicating on the Voting Instructions form (on reverse) the necessary directions to GRS Securities on behalf of the Trustee how the ESPP shares are to be voted at the Meeting and returning the Voting Instructions form in the pre-paid envelope or by fax to GRS Securities Inc. at the fax number indicated below. The ESPP shares will then be voted pursuant to those directions. If no choice is specified for an item, the ESPP shares will be voted in favour of management’s propositions. The shares will be voted at the discretion of M.R.S. Trust Company or its proxy in respect of amendments to management’s propositions or such other business as may be properly brought before the Meeting. Only ESPP shares in respect of which a Voting Instructions form has been signed and returned will be voted.
      As your vote is important, your Voting Instruction Form should be received at least three business days prior to the deadline for deposit of proxies stated in the Information Circular.
      A holder of ESPP shares may revoke his or her directions indicated on the Voting Instructions form at any time by a written document executed by the employee or his or her attorney duly authorized in writing which is delivered by mail or fax to GRS Securities Inc. (fax numbers set out below) at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof.
      The Voting Instructions form is to be used only with respect to ESPP shares. If an employee holds shares outside the ESPP, the employee may vote those shares either in person or by proxy as described in Part I — “VOTING” of the Information Circular.
Questions?
      If you have any questions concerning the process of voting ESPP shares, you may speak to a GRS Securities Inc. Customer Service Representative, 8:00 a.m. to 8:00 p.m. EST on weekdays:

If calling from North America: 1-800-668-2648
If calling from outside North America: 800-668-26480
Callers from Chile, please call collect: 519-432-5281, 8:00 a.m. to 8:00 p.m. EST on weekdays
Faxing of Voting Instructions

Voting Instructions may be faxed to GRS Securities Inc. (Attention: Monitoring Officer — FST1) using the following numbers:

If faxing from North America: 1-800-567-3351
If faxing from outside North America: 519-850-4157

METHANEX CORPORATION

REQUEST FOR VOTING INSTRUCTIONS

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to our Annual General Meeting of Shareholders to be held on May 5, 2005. Your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf (which is identified by name, code or identifier in the information on the right).

The Voting Instructions Form (“VIF”) (on the reverse) is to enable your vote to be submitted on the stated issues or proposals. Please complete, sign, date and return the form as instructed below.

Should you wish to attend the meeting and vote in person, or appoint another person to attend and vote on your behalf, please complete Box A inserting your name or the name of the person you wish to appoint in the space provided on the VIF and we will arrange for the deposit of a legal proxy entitling you or your appointee to attend the meeting and vote. Alternatively, you may request a form of legal proxy be sent to you as described below.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. If you cannot attend the meeting and you do not wish to appoint a person to attend on your behalf but you do wish to vote your shares, please complete and promptly return the information requested in Box B on the VIF to provide your voting instructions to us.

The completed VIF should be delivered to our transfer agent, CIBC Mellon Trust Company, in the envelope provided or by fax to (416) 368-2502.

Should you wish to be sent a legal proxy entitling you to attend the meeting and vote in person, please write your name in the place provided for that purpose in Box A on the VIF and tick the box on the VIF requesting delivery of a legal proxy.
If you require assistance, please contact our transfer agent, CIBC Mellon Trust Company, who can be contacted as indicated on the VIF.
The matters to be voted on at the meeting are set out on the VIF.
By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
NOTE:

1.	If you wish to have a legal proxy sent to you, please be advised that a legal proxy will be subject to all of the requirements described in the accompanying Information Circular, including requirements for deposit prior to specified deadlines. You will be responsible for arranging such deposit. Failure to comply with these requirements may make it impossible for you or your nominee to attend and vote at the meeting.

2.	Instead of requesting delivery of a legal proxy, if you wish to attend the meeting and vote in person or appoint another person to do so, you may simply print the name of the person attending the meeting in the space provided for this purpose on the VIF. Provided these instructions are received prior to the deadline, we will submit a legal proxy permitting your appointee to attend and vote. When you or your delegate arrive at the meeting, give your name to the scrutineers and state that you are a proxy appointee. An appointee must attend the meeting in order for your shares to be voted.

3.	Unless you (or an appointee) attend the meeting and vote in person, your securities can be voted only by management of the Company in accordance with your instructions as specified in Box B.

4.	As your vote is very important, we recommend that your VIF be received at least one business day prior to the deadline for deposit of proxies stated in the information circular. Greater time should be allowed if you wish a legal proxy be delivered to you.

5.	Other than completing the VIF as applicable, please do not otherwise write comments on the VIF. If you wish, you can submit comments under separate cover.
Please do not present this form at the meeting. We urge you to read the above instructions, and the information circular, and complete, sign and return the VIF so that your securities can be voted.

METHANEX CORPORATION
VOTING INSTRUCTIONS FORM

BOX A — Attending and voting at the meeting
You may appoint a person (including yourself) to attend, vote and act on your behalf at the meeting or any adjournment thereof. To exercise this right, mark an ‘x’ in the box below and insert the name of the person in the space provided.

☐ APPOINTEE

                                                  Please print appointee name
If you have completed the space above, we will submit a legal proxy permitting your appointee to vote to our transfer agent. If you wish to request that a legal proxy be delivered to you, please complete the following:
☐          Please send a legal proxy to me at the address indicated on the reverse.
If you wish your appointee to attend the meeting, do not otherwise complete this form regarding your voting instructions.

BOX B — Voting by mail
The matters to be voted on at the meeting are as follows. Unless you wish to attend (or appoint an appointee to attend) the meeting and vote in person as described above, please provide your voting instructions with a check mark (✓) in the appropriate box.

1.	To elect the following persons as directors of the Company to hold office until the sooner of the next annual general meeting of the Company or their ceasing to hold office:

	VOTE FOR	WITHHOLD VOTE
Bruce Aitken	☐	☐
Howard Balloch	☐	☐
Pierre Choquette	☐	☐
Robert Findlay	☐	☐
Brian Gregson	☐	☐
A. Terence Poole	☐	☐
John Reid	☐	☐
Monica Sloan	☐	☐
Graham Sweeney	☐	☐
Anne Wexler	☐	☐

2.	To re-appoint KPMG, LLP, Chartered Accountants, as auditors of the Company for the ensuing year:

VOTE FOR ☐	WITHHOLD VOTE ☐

3.	To vote FOR ☐ or AGAINST ☐ authorizing the directors to fix the remuneration of the auditors.
For assistance, please contact our transfer agent, CIBC Mellon Trust Company, who can be contacted as follows:

Toll-free:	1-800-387-0825

Mail:	CIBC Mellon Trust Company Suite 1600, 1066 West Hastings Street Vancouver, BC V6E 3X1

Telephone:	(604) 891-3008

Facsimile:	(604) 688-4301
THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR. THE SIGNED FORM MUST BE RECEIVED NO LATER THAN 24 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRIOR TO THE MEETING OR ANY ADJOURNMENT THEREOF.

METHANEX CORPORATION

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 5, 2005

The undersigned holder of Common Shares of Methanex Corporation (the “Company”) hereby appoints Pierre Choquette, Chairman of the Board of the Company, or failing him, Bruce Aitken, President and Chief Executive Officer of the Company, or instead of either of them the true and lawful proxy of the undersigned to attend, act and vote all the shares of the Company which the undersigned may be entitled to vote at the Annual General Meeting of Shareholders of the Company (the “Meeting”), to be held on May 5, 2005, notice of which Meeting has been received by the undersigned, and at any adjournment or adjournments thereof, and at every poll which may take place in consequence thereof with full power of substitution and with all the powers which the undersigned could exercise if personally present:

Indicate your voting choice with a check mark (☑) in the appropriate box.

1.	To elect the following persons as directors of the Company to hold office until the sooner of the next annual general meeting of the Company or their ceasing to hold office:

	VOTE FOR	WITHHOLD VOTE
Bruce Aitken	☐	☐
Howard Balloch	☐	☐
Pierre Choquette	☐	☐
Robert Findlay	☐	☐
Brian Gregson	☐	☐
A. Terence Poole	☐	☐
John Reid	☐	☐
Monica Sloan	☐	☐
Graham Sweeney	☐	☐
Anne Wexler	☐	☐

2.	To re-appoint KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year:

VOTE FOR ☐ WITHHOLD VOTE ☐

3.	To vote FOR ☐ or AGAINST ☐ authorizing the directors to fix the remuneration of the auditors.
     If no specific voting choice has been given for an item, the shares represented by this proxy will be voted FOR the item.
     The person exercising this proxy has discretionary authority and may vote the shares represented hereby as such person considers best with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters which may properly come before the Meeting where such amendments, variations or matters were not known to management of the Company a reasonable time prior to the solicitation of this proxy.
     All shares represented at the Meeting by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the undersigned on any ballot that may be called for, and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares represented by the proxy will be voted in accordance with such specifications.
     The undersigned hereby revokes any proxy previously given.

Date: , 2005.
Print Name
Number of Common Shares held:
Signature of Holder
NOTES:

(a)	The proxy must be signed by the holder of Common Shares or the holder’s attorney duly authorized in writing and the power of attorney need not be attached. Where the holder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized.

(b)	The proxy must be delivered to CIBC Mellon Trust Company not less than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the commencement of the Meeting or any adjournment thereof. Please use the envelope accompanying these materials; mail the proxy to Proxy Dept., CIBC Mellon Trust Company, #6, 200 Queen’s Quay East, Toronto, ON Canada M5A 4K9 or fax the proxy to (416) 368-2502.

(c)	A holder of Common Shares has the right to appoint a person (who need not be a holder of Common Shares) other than those persons named above to represent him, her or it at the Meeting and may exercise this right by inserting the name of such person in the blank space provided above.

(d)	If the proxy is undated, it will be deemed to be dated the date it was mailed to the holder.